Together the best for life

CORPORATE RESPONSIBILITY REPORT **2009**

PRODUCTS
PEOPLE
PLANET

DELHAIZE GROUP

about the Report

This Report is Delhaize Group's third Corporate Responsibility (CR) Report. Since 2007, we committed to report yearly on our CR activities separately from our Annual Report.

Reporting Year

All information in the Report refers to our performance and activities during the calendar year of 2009, unless otherwise stated.

Scope

This Report covers the CR performance for the Group, including its individual operating companies. All information in the Report refers to Delhaize Group as a whole, unless otherwise stated. For more information on the quantitative data scope and consolidation levels, please refer to the appendix Data and Definitions on p.80.

Economic Performance

We refer to our Annual Report as the appropriate reporting document for our financial performance.

Report Structure and Materiality

The CR Report is structured around our Delhaize Group CR Strategy, described in more detail on p.4. The three main chapters reflect the three pillars of our strategy: healthier products, healthier people, and healthier planet. Within those chapters, we address our strategic focus areas (healthy products, food safety, responsible sourcing, associate health and wellness, associate development, and climate change) as well as the additional areas of community involvement and waste reduction. As an international retail company, we deal with an extensive and evolving set of issues. In this Report, we cover only those issues that we believe are most material to our business and our stakeholder community. We partner and engage with stakeholders through our operating companies and at the Group level to monitor emerging issues and evaluate our performance (please see the Stakeholder Engagement section on p.6).

Global Reporting Initiative

We used the GRI Standard Disclosures and Reporting Principles (version 3) as a reference in determining relevant content and metrics for this Report. GRI sets out a standardized framework of principles and indicators that organizations can use to measure and report their economic, environmental and social performance. More information can be found on www.globalreporting.org. Against the GRI version 3 principles, we self-declare compliance with the base level requirements of the very rigorous GRI system. We have included a GRI cross-reference table on p.76 to help readers find GRI-related content and data.

Information Integrity

Delhaize Group's management is responsible for the preparation and integrity of the information of this Report. We believe this Report fairly represents our CR performance during 2009. Business for Social Responsibility (BSR) provided its independent review of the Report on p.84. More information on the methodology used for this Report can be found in the appendix Data and Definitions on p.80.

CR Related Information

Additional CR related information is available on our Group CR website section: www.delhaizegroup.com with links to the respective operating companies' CR websites.

If you have any feedback or questions on this Report, please contact us at corporate-responsibility@delhaizegroup.com

about Delhaize Group

Delhaize Group is a Belgian international food retailer with activities in six countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2009, Delhaize Group's sales network consisted of 2 732 stores. In 2009, Delhaize Group posted EUR 19.9 billion in revenues and Group share in net profit of EUR 514 million. Delhaize Group employs approximately 138 000 associates.

Delhaize Group has leading positions in food retailing in key markets.

Our operating companies have acquired these leading positions through a distinct go-to-market strategy. The Group is committed to offering to its customers a locally differentiated shopping experience, to delivering superior value and to maintaining high social, environmental and ethical standards. Our Group's strength is supported by the close cooperation of its operating companies at the regional and global levels.

2 732 stores of which 76% are company-operated



- Food Lion - **48.8%**
- Super Indo - **2.4%**
- Mega Image - **1.9%**
- Alfa Beta - **7.9%**
- Sweetbay - **3.8%**
- Hannaford - **6.2%**
- Delhaize Belgium - **29.0%**

EUR 19.9 billion revenues in 2009



- United States - **68.3%**
  Food Lion - Hannaford - Sweetbay
- Belgium - **23.1%**
  Delhaize Belgium
- Greece - **7.4%**
  Alfa Beta
- Rest of the World - **1.2%**
  Lion Super Indo-Mega Image

138 000 associates worldwide



- Food Lion - **51.7%**
- Super Indo - **3.2%**
- Mega Image - **1.7%**
- Alfa Beta - **6.9%**
- Sweetbay - **5.8%**
- Hannaford - **18.3%**
- Delhaize Belgium - **12.4%**



For further information, including our latest Annual Report, visit our website:
www.delhaizegroup.com

>>United States

The U.S. is the largest market for Delhaize Group. At the end of 2009, Delhaize Group operated 1 607 stores under different banners in the U.S. With 2009 revenues of USD 19.0 billion (EUR 13.6 billion), Delhaize U.S. accounted for 68.3% of revenues of the Group. Delhaize U.S. is the third largest supermarket operator by sales on the east coast of the U.S.

 
 
 

>>Belgium

Belgium is Delhaize Group's historical home market. At the end of 2009, Delhaize Group operated a multi-format network of 792 stores in Belgium and the Grand-Duchy of Luxembourg. These can be grouped in three categories: supermarkets, proximity stores and specialty stores. Delhaize Belgium also operates a home delivery service and started to offer on-line shopping. In 2009, Delhaize Belgium's revenues of EUR 4.6 billion accounted for 23.1% of the Group total.

  
   

>>Greece

Alfa Beta operates a network of 216 food stores under different banners, realizing EUR 1.4 billion in revenues (7.4% of the Group total). In 2009, Delhaize Group acquired an additional 24.7% of Alfa Beta's minority shares, resulting in an ownership of 89.93% of the shares.

 
 
 

>>Rest of the World

Delhaize Group's Rest of World segment includes operations in Romania and Indonesia (Delhaize Group holds a 51% investment in Super Indo). In its 117 stores in these countries, Delhaize Group generated revenues of EUR 233 million in 2009 (1.2% of the Group total).

Romania   **Indonesia**

    

content



growing responsibly

LETTER FROM THE CHAIRMAN AND THE CEO

We take Corporate Responsibility seriously at Delhaize Group. Not just in the good times, but all the time. Corporate Responsibility is central to our operations, and is a key element in the new strategic plan for the Group – the 'New Game Plan' - that we launched in December 2009. We are proud to say that, even in a tough economic year, we continued to deliver concrete actions.

We have long practiced Corporate Responsibility (CR), ever since our beginnings as local grocers. Our actions have always been driven by the understanding that being a good corporate citizen benefits our business as well as society as a whole. For example, we know that developing our associates strengthens our core business. We know that providing nutritious, healthy, safe, and affordable food attracts customers. Introducing new products improves our brands. Improving our environmental performance builds customer loyalty. And conserving energy cuts our costs.

But they are also the responsible things to do. For our communities. For our planet. For the future.

Our acknowledgment of this responsibility and our understanding of its strategic value to our business are reflected in our 'New Game Plan.' This plan guides accelerated growth for the Group - under a common vision and set of values - with the three strategic priorities of Growth, Efficiency, and Corporate Responsibility. This underscores the recognition that – at the heart of our Company – we will be innovative, we will provide healthy and affordable products, we will invest in our associates, and we will work hard to provide a healthy planet for future generations.

The current economic crisis has affected everyone – with businesses short of credit, and household incomes under pressure. In spite of the difficulties, we stuck to the commitments in our Corporate Responsibility strategy.

Among many initiatives in 2009, we have:

> **improved our products** by increasing the nutritional value of private brands, while keeping prices low;

> **invested in our people** by piloting new store management structures and training programs that give unprecedented scope for exercising initiative and innovation; and

> **protected our planet** through reducing our total energy consumption, even as we added stores and warehouses.

This Report, our third annual CR Report, tells the story of these achievements, as well as other successes and challenges we faced in 2009. Through reporting, we record and measure what we have completed and identify what is yet to be done.

Above all, we know that high performance is directly related to the quality of our people. For that reason, we want to emphasize our recognition of the efforts made by our associates across the Group in what has been a tough year. We thank all of you for your daily contributions to operating responsibly.

We are determined to continue those efforts. We know that is the way to deliver the best of Delhaize, for our customers, our associates and our communities. For life.

Count Jacobs de Hagen,
Chairman of the Board of Directors

Pierre-Olivier Beckers,
President and Chief Executive Officer



OUR VALUES
» **Determination**
» **Integrity**
» **Courage**
» **Humility**
» **Humor**

OUR VISION

Together, we aspire to enrich the lives of our customers, associates, and the communities we serve in a sustainable way.
Together, we offer assortments, products and services that are nutritious, healthy and safe, everyday, at prices all customers can afford.
We are connected with our colleagues across the Group. We learn, we grow talent and we innovate. We support, we respect and we inspire each other. **Together, we deliver the best of Delhaize for life.**

CR strategy overview

our strategic priorities

›› **Growth**

›› **Efficiency**

›› **Corporate Responsibility**

Operating responsibly is core to our business strategy. Corporate Responsibility is one of three pillars of our strategy, called the 'New Game Plan', alongside Growth and Efficiency. We are focused on continually improving the social and environmental performance of our business, in concert with our economic performance.

To guide this work, in early 2009 we adopted our first Group-wide Corporate Responsibility (CR) strategy. This strategy establishes common ground and targets for improvement across all our operating companies, while leaving room for implementation that fits the local market and culture. We will review and revise the strategy every year, while using it as a catalyst to further embed responsible business practices in our daily work at all Delhaize Group operating companies.

Why

We recognize that the health of our communities, our associates and the environment are important to the health of our business. This is why we report on our progress each year through the sections on healthier products, people, and planet in this publication.

Beyond acting as a good corporate citizen, we recognize the benefits from a strategic approach to CR:

› We strengthen our core business by developing our associates

› We enhance our brands and build customer loyalty

› We streamline our cost structure

› We mitigate risks and develop opportunities

our CR strategy



PLANET · PRODUCTS · PEOPLE

responsible sourcing · climate change · food safety · associate development · health and wellness

our focus areas





What

Building on our strong history of operating responsibly, our 2009 Group-wide CR strategy provides a common roadmap for our CR initiatives. The strategy, developed collaboratively by our companies following a thorough internal review of existing efforts, sets foundational goals in the areas that are most material to our business: health and wellness of products and people; food safety; responsible sourcing; associate development; and climate change impacts.

By focusing on these key areas, we ensure effective use of resources across the Group. The strategy establishes our desired position in each area, defines key projects that each operating company works on, and confirms public goals.

We group our CR strategy into three pillars: healthier products, healthier people, and healthier planet. These three areas reflect the elements required for a sustainable business. Our products define our business and provide our revenues, we rely on people (our associates, customers, community members) to run a healthy business, and we rely on a healthier planet to provide our products. In the same way that we rely on products, people, and the planet to sustain our business, they in turn rely on us to operate responsibly to ensure the health of future generations.

Within the three pillars, we have chosen to concentrate on the following areas where we can have the most impact:

› **Healthier Products:**
Health and Wellness, Food Safety, Responsible Sourcing

› **Healthier People:**
Associate Health and Wellness, Associate Development

› **Healthier Planet:**
Climate Change

In the following pages, you'll see our goals, metrics, and reports on performance in these areas.

In addition to the strategy, many of our companies are working on other initiatives to further build responsibility into their operations. We include some of these in the Report – such as involvement in our communities and waste reduction – to inform the public on our efforts beyond our strategic focus areas.

How

The implementation of the strategy is managed by cross-company Synergy Teams (one on each focus area), drawing their members from experts within all of our operating companies. Please refer to the Governance section, at the end of the Report, for more details on the structure we've established to manage business changes that are part of the strategy.

Conclusion

We are proud of the work we've done in the first full year of our Group-wide CR strategy. The strategy is ensuring more responsible practices by catalyzing new projects and redesigns of our operations.

As there is always room for improvement, we will continue to engage internal and external audiences to analyze our progress and our direction. As you will read in the Stakeholder Engagement section, we began in 2009 to solicit direct feedback from external stakeholders on our strategic direction. While this is merely a start, we are committed to working closely with stakeholders to ensure that our CR strategy remains relevant and effective.

stakeholder engagement

Understanding the complex business environment in which we operate is an instrumental part of our business. Throughout the Group our trust and credibility is built upon a solid foundation of dialogue with our stakeholders. In 2009, we took the first steps towards a strategy of more integrated stakeholder engagement. One of the highlights was the convening of our first stakeholder feedback session, to provide us with an outside view from high level experts of our approach to Corporate Responsibility (CR).

our stakeholders



At Group and operating company level we engage with stakeholders on an ongoing basis

Stakeholder	Examples of engagement
Customers	› Directly through customer care departments › Customer surveys
Shareholders	› Annual General Meeting › Presentations and exchanges with analysts and investors
Associates	› Associate surveys › Management meetings
Suppliers	› Regular interaction › Suppliers summits
Local Communities	› Partnership and sponsorship with local organizations › Communication and interaction through our stores
Governmental Authorities	› Dialogue and engagement with local, regional and international authorities and regulators
Non-Governmental Organizations	› Partnerships › Face to face meetings to discuss key issues and emerging trends
Industry and Trade Associations	› Engaging with our peers and other businesses through associations and networks

A non-exhaustive overview of how we integrate stakeholder engagement across our business.

Informing our CR strategy and reporting

In June 2009, we organized a first strategic engagement session with key opinion leaders. The objective of the session was to identify concerns, risks, challenges, opportunities, and strengths in Delhaize Group's Corporate Responsibility strategy[1]. Experts from the UN World Food Programme, The Climate Group, The Carbon Trust, RiskMetrics, Rainforest Alliance and a global environmental non-governmental organization engaged in discussion with senior executives from across the Group and its operating companies.

The panel of experts commended the Group for showing leadership in the areas of:
> Energy emissions in direct operations
> Nutrition labeling and healthy food choices
> Waste in direct operations

The panel also recognized and commented on the progress the Group was making across its CR focus areas. It recommended further focus on the following five issues:
> Carbon emissions reporting beyond our operations (Scope 3)
  › With the calculation of our 2009 greenhouse gas footprint, we are collecting information on what Scope 3 emissions we would be able to calculate in the future.

> Preparation for operating within an emissions cap legislative system in the U.S.
  › Our Government Affairs teams are engaged with state and federal legislators to track plans for carbon regulation. In the meantime, we will set targets in 2010 for reducing our emissions, and we are working to reduce our electricity use (an area where we're likely to see the first impacts from emissions regulations).
> The impact of agriculture on water and deforestation
  › As part of our Responsible Sourcing work, we are beginning to track specific products that show particular environmental risks (e.g. palm oil). We are also working with our private brand suppliers to increase the content from raw materials grown with limited environmental impact (e.g. adding certified coffee and tea to our own private brands – see p.30).
> Supply chain, sourcing, and traceability linked to food safety
  › We have taken major steps in this area in 2009. Please see the food safety chapter (p.22) for an overview.
> Packaging
  › We are making progress (see p.69) but recognize that this is an area where we still have much to do.

As a direct response to comments from the panel, we have improved our reporting on goals, targets and indicators. Furthermore, we have strengthened and further professionalized our reporting and measuring processes to ensure greater disclosure across the many areas of reporting.

Moving ahead

We will continue to deepen and strengthen relations with our stakeholders in 2010. Building on the foundation established in 2009, we will hold another stakeholder session, to gain feedback and insight on our progress and on the challenges ahead. We recognize that stakeholder engagement is a continuous process and would very much like to invite you to provide us with your feedback.

Tell us what you think of what we do and how we do it
corporate-responsibility@delhaizegroup.com

(1) The June 2009 engagement was designed to look primarily at the Products and Planet sections

our CR performance at

HIGHLIGHTS

We are proud of our many accomplishments across the Group in 2009. We strengthened our CR framework by implementing our Group-wide CR strategy and integrating feedback from external stakeholders. We made great progress in our strategic focus areas while continuing to tackle ongoing challenges. A summary of our key achievements and challenges is below, with an overview of our performance against goals on the facing page.

›› PRODUCTS

Health and Wellness

› **Achievement** – We reformulated many of our private brand products to reduce salt, fat, and sugar.

› **Challenge** – Applying comprehensive nutritional guidance programs outside the U.S. is a challenge. In some cases, local legislation prohibits labeling. In other cases, we have a lack of access to product nutritional information.

Food Safety

› **Achievement** – The food safety benchmarking exercise performed by an external consultant triggered a series of food safety system upgrades across the Group.

› **Challenge** – Our goal to ensure that 100% of our private brand suppliers are audited for safety compliance is challenging as we continue to expand our private brand ranges. The development of consistent tracking systems across the Group to report against that goal is also a challenge.

Responsible Sourcing

› **Achievement** – The adoption of a supplier Code of Conduct to reinforce the importance of good working conditions within our supply chain is a key step towards a formal social compliance system. Our new membership in the Business Social Compliance Initiative (BSCI) confirms our commitment.

› **Challenge** – We acknowledge that our supply chain has broad impacts on the environment. While we are working to understand what we can do directly to improve environmental performance in our supply chain, we are tackling sustainable fisheries as one area where we feel we can make an impact.

›› PEOPLE

Associate Health and Wellness

› **Achievement** – The convening of our Associate Health and Wellness Synergy Team marks the first time that our companies have shared best practices on this topic. An early result of the team's work is building and strengthening partnerships with external organizations that will improve our program offerings for associates.

› **Challenge** – As of today, our ability to measure the impact of our programs on our associates' health has been limited. We are currently developing a model to measure associates' health improvements against program costs.

Associate Development

› **Achievement** – We conducted our first Group-wide associate engagement survey and received very positive results: with a 74% response rate, our overall engagement score was 11 percentage points above the industry average.

› **Challenge** – Defining common goals and consistent metrics is a challenge as our Human Resources programs and policies are heavily linked to local cultures. While progress on Group-wide goals has been made, important work is ahead of us.

›› PLANET

Climate Change

› **Achievement** – We continued to make great strides in conserving energy. As a result, our store energy consumption per square meter reduced by 2.9% from 2008 to 2009 and our Group-wide carbon emissions decreased from 2.738 to 2.733 million tonnes CO_2e (when considering the same scope).

› **Challenge** – Switching to refrigerants that are both ozone-friendly and have lower emissions is not easy. Ozone-friendly refrigerants are often gases that have a higher impact on climate change than their ozone-depleting counterparts, and the list of low-emission refrigerants is short. We are starting to use low-emission refrigerants (such as CO_2) and are monitoring innovations to find options for broad applications in our stores and distributions centers.

a glance

PROGRESS MADE AGAINST OUR STRATEGIC GOALS

Focus area	Strategic goals	Missed	Met/ on track	Target date	2009 Details	More
PRODUCTS						
HEALTH AND WELLNESS	Apply Guideline Daily Amount (GDA) labels to applicable private brand products at European operating companies		▬	Dec-2010	39% of applicable products are labeled (up from 6% in 2008)	**p.18**
	Improve health and wellness communications, particularly in the areas of affordability and disease control		▬	ongoing	For progress made across the Group during 2009, see p.18	**p.18**
	Provide additional information on responsible consumption of alcohol and tobacco	▬		ongoing	All companies comply with local legislation	**p.15**
FOOD SAFETY	Audit all private brand suppliers for food safety compliance		▬	Dec-2010	An average of 70% audited across the Group	**p.24**
	Independently benchmark our stores' food safety programs across the Group against industry standards		▬	Dec-2010	Benchmark complete for all operating companies except Super Indo. Results shared with leaders during 2009	**p.27**
RESPONSIBLE SOURCING	Develop a supplier Code of Conduct, timetable for supplier adoption, and audit process, encompassing all direct-purchase suppliers		▬	Dec-2009	Code developed, aligned with the BSCI code	**p.30**
	Require all private brand suppliers to comply with the Code of Conduct		▬	Dec-2010	Will begin in 2010	**p.30**
	Complete audits for private brand suppliers against the Code of Conduct		▬	ongoing	Initial work done to examine existing audits done at private brand suppliers	**p.30**
	Work with NGOs to assess the sustainability of our seafood products and develop strategy moving forward		▬	ongoing	Strong partnerships with NGOs in Belgium and the U.S.; sourcing strategies developed in Belgium and the U.S.; see more in the case study, p.33	**p.33**
PEOPLE						
HEALTH AND WELLNESS	Use customer-facing nutritional programs to augment associate health and wellness programs		▬	Dec-2010	Specific programs to begin in 2010	**p.37**
	Collaborate with community partners at each operating company to leverage associate health and wellness programs and educational resources		▬	ongoing	Partnerships formed with each operating company	**p.39**
ASSOCIATE DEVELOPMENT	Conduct a Worldwide Associate Engagement Survey		▬	Dec-2009	Survey done in May 2009	**p.44**
	Share and benchmark our results of the Worldwide Engagement Survey		▬	Dec-2009	Each operating company was benchmarked	**p.44**
	Deploy our Group leadership competency model to attract, develop and retain the best leaders in the industry		▬	Dec-2009	Model developed in 2009	**p.44**
	Ensure that all associates go through an annual documented performance dialogue process, including a development plan where appropriate		▬	Dec-2011	In 2009, 67% of associates went through a performance dialogue	**p.45**
PLANET						
CLIMATE CHANGE	Reduce total retail electricity use per sales area in Belgium by 35% from the baseline year of 2005		▬	Dec-2020	6.3% reduction in 2009, exceeding target of 4% reduction	**p.59**
	Measure and report the greenhouse gas (carbon) footprint for the Group on an annual basis		▬	ongoing	Measured 2008 and 2009 carbon footprints, Group-wide, Scopes 1 and 2	**p.58**
	Set carbon footprint reduction targets and review annually	▬		Dec-2009	Did not complete carbon reduction targets in 2009, pushed to 2010	**p.59**
	Switch refrigerants from ozone-depleting CFCs and HCFCs to ozone-friendly refrigerants throughout the Group, while minimizing Global Warming Potential (GWP)		▬	ongoing	21% of stores do not use ozone-depleting substances in central refrigeration systems	**p.62**
	Continually target zero refrigerant emissions through the use of Advanced Refrigeration Technology (ART) and improved maintenance practices	▬		ongoing	Mass of refrigerant emissions in 2009 was 81 grams per m^2 sales area, up slightly from 79 in 2008	**p.63**

For full Data Summary see p.82

Barilla
RIGATONI
Fusilli
Mini Farfalle
Farfalle
FARFALLE
Mini Fusilli
Spirelli tricolore
Boulgour Bulgur
GIRANDOLE TORSADES
Passata
Pulpe de tomate
La Collezione
CONCHIGLIE RIGATE
Castellani
Tagliolini
Penne Rigate
Vermicelli

healthier PRODUCTS

healthier PEOPLE

healthier PLANET

healthier PRODUCTS



❯❯ Promoting healthy eating   FOCUS AREA

Selling food is our core business. And we believe we should do more than just sell. We have a responsibility to provide customers with products, services and information that allow them to make healthy lifestyle choices. We are committed to helping our communities eat nutritiously and affordably.

❯❯ Ensuring rigorous food safety   FOCUS AREA

It is our responsibility to continue tightening our food safety standards and control systems, from the supply chain to the stores. We extend our responsibility by educating customers in safe food handling.

❯❯ Sourcing responsibly   FOCUS AREA

We strive to understand the social and environmental impact of our products – particularly our private brands. This helps us progressively increase the proportion of sustainably-produced goods in our stores.

promoting healthy eating



›› Key factors

› Customers' demand for healthy choices is growing, driven in part by demographic trends

› Nutrition disorders are key concerns

› We are in contact with millions of customers each year, giving us a strong communication platform to inform about healthy eating

›› Our responsibility

Selling food is our core business. And we believe we should do more than just sell. We have a responsibility to provide customers with products, services and information that allow them to make healthy lifestyle choices. We are committed to helping our communities eat nutritiously and affordably.

›› Our tools

A Health and Wellness Synergy Team with experts from each operating company is leading the implementation of our Group strategy, with regular sharing of progress on our strategic goals and best practices to promote healthy eating. We use these tools each of which is illustrated in the following pages of this section:

› Affordable healthier products
› Product labeling and rating
› Education and awareness

Case study:
What private brands can do

›› Our performance

› Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Apply Guideline Daily Amount (GDA) labels to applicable private brand products at European operating companies		▬	Dec 2010	39% of applicable products are labeled (up from 6% in 2008)	Delhaize Belgium and Alfa Beta will complete adding GDA labels to applicable private brand products in 2010
Improve health and wellness communications, particularly in the areas of affordability and disease control		▬	ongoing	For progress made across the Group during 2009, see p.18	Continued focus on communications in 2010
Provide additional information on responsible consumption of alcohol and tobacco		▬	ongoing	All companies comply with local legislation	Continued efforts to educate customers and confirm our compliance with local laws

› Other performance indicators

Health and wellness			2008	2009	Comments
Group	% of total food sales from fresh products		38%[1]	43%[2]	Absolute fresh sales increased by 15%
	% of total food sales from organic products		1.5%[1]	1.5%[2]	Absolute sales of organic products increased by 3%
U.S. Operating Companies	% of total food sales from products that earned at least 1 Guiding Star		23%	24%	Absolute sales of starred products increased by 3.5%
	% of total private brand food sales from products that earned at least 1 Guiding Star		27%	26%	Absolute sales of private brand food products with at least 1 star increased by 6%

(1) Excludes Super Indo – data unavailable
(2) Includes Super Indo

› Awards

> **Food Lion:**
> **'Retail Role Model Award'**
> **from the Produce for Better Health Foundation**

Private brand products with GDA labels (in Europe)



6%
39%
2008 2009

26%
private brand food sales from starred products (in U.S.)



+18%
organic food sales
at Alfa Beta





Affordable healthier products

Offering a range of foods that is healthier and still affordable is one of the central goals of our strategy and vision, and it has gained greater significance for our customers in the recent economic turmoil. In 2009 we continued to enhance the nutritional value of our private brand products, dropped prices, and expanded our base of low-cost store formats, while increasing our offering of diet-specific and healthier products.

Our price reduction strategy combined with our offering of healthier products makes it easier for our customers to afford healthy food.

Our private brands

We are continually adjusting our processes to improve the nutritional value and price of our private brand products. In our determination to respond to the economic crisis, our operating companies reduced prices on hundreds of products. For example, Delhaize Belgium cut the prices on more than 150 of its own products in October 2009 (85% of Delhaize Belgium private brand products were priced between 16 and 35% below national brands).

For more information on how we're making our private brands healthier, please see the case study on p.20

Low-cost formats

We also opened new low-cost format stores, with the launch of Red Market stores in Belgium and Romania. In 2010, we will accelerate the expansion of this new format in Europe as well as the Bottom Dollar Food format in the U.S.

The right diet

We continued to pay attention to diet-specific products, to meet the needs of populations with particular dietary needs. Delhaize Belgium's fresh meat products prepared in stores are now gluten-free, and departments with products for specific nutritional needs are being further developed in all stores. Hannaford has expanded its offering of gluten-free products with the goal of becoming the one-stop shopping store for people suffering from celiac disease. Already sales are exceeding expectations, with growth of 40% in 2009. Sweetbay also expanded its gluten-free options under the 'Nature's Place' private brand.

More organic and fresh products

Across our operating companies, we are further increasing our organic and fresh products mix. Our Group organic food sales increased by 3% between 2008 and 2009, driven by an 18% increase at Alfa Beta and a 6% increase at Delhaize Belgium. Our sales of fresh products increased by 15% between 2008 and 2009, led by a strong increase at Alfa Beta and Food Lion, 36% and 26% respectively.

Delhaize Belgium is already a leading supplier of bio (organic) products: a third of all bio products sold in Belgium are sold through our stores. In 2009, the company boosted the range still further to a total of 559 and backed it up with special offers and incentives. "We have chosen to make bio products accessible to everyone by offering them at competitive prices", says Marc Brohet, VP for Procurement Dry and Non-Food at Delhaize Belgium. Delhaize Belgium also excels in providing fresh products: 90% of its stores receive at least one daily delivery.

These efforts were reflected across our other operating companies. Alfa Beta added 49 products to its bio line, and Mega Image further increased the assortment of private brand 'Delhaize Bio' products it carries.

Super Indo took a number of steps to make it easier for customers to buy organic and fresh products. It promoted organic vegetables in 17 stores (a practice that will be expanded to all stores in 2010), and offered a total of 89 bio products. It also started to offer fresh fruit drinks with no added sugar, and affordable and healthy ready-to-eat sliced fruit and salads.





+6%
sales of private brand starred products

Product labeling and rating

People who want to make healthy choices about what they eat are not always sure about how to do it. Not everyone is able to pick up a product and calculate in an instant what food value the ingredients will give them. This is where our approach to food rating and labeling helps out: with our unique Guiding Stars system in the U.S., and with the use of labels following the Guideline Daily Amount (GDA) system in our European operations.

Recognized strengths of our Guiding Stars system in the U.S.

In our U.S. stores, the Guiding Stars system developed by the Group gives an at-a-glance read-out of how each product, both private brand and national brand, scores in terms of nutrition. Foods with one star offer good nutritional value per calorie. Foods with the maximum rating of three stars provide the best. The strengths of the system are its ease of use for the customer, and its robustness and independence. The criteria for every star were developed by expert nutritionists to reflect current scientific knowledge and recommendations from health organizations.

In 2009, our U.S. operating companies expanded their use of Guiding Stars by adding the rating directly to the packaging of their private brand products. Previously, shoppers could see the ratings only on the shelf tags in the store. Now they can bring them home.

The system has received praise from the highest authorities. Guiding Stars is "the gold standard of how to get Americans back to healthy eating", said the Acting U.S. Surgeon General, Rear Admiral Steven K. Galson, M.D., M.P.H., in July 2009. In his opening remarks at the Centers for Disease Control and Prevention's 'Weight of the Nation' conference, he described the system as 'an effective way to change customer behavior'.

Because we are constantly upgrading the nutritional content of our private brand products, the number of products that earn Guiding Stars – and the number of stars they earn – continues to increase. Between 2008 and 2009, we increased the sales of starred private brand products by 6%. By the end of 2009, 26% of our private brand food sales were from products that earned at least one star.

We have also licensed the system out to a school in Maine. The menus sent to parents and presented to students include Guiding Stars ratings on all prepared food and grab-and-go items. Similar programs began with other local organizations, including cafeterias in colleges and universities.

Read more on www.guidingstars.com

Guiding Stars: a source of innovation for suppliers

The labeling system we designed for customers is having an effect throughout the distribution chain. Our suppliers are also finding Guiding Stars valuable. We have launched a 'pre-licensing' service for manufacturers of the products we sell – both private and national brands. This service gives manufacturers a rating on selected products, and they can use this to make decisions on re-formulations in order to win a higher rating.

+1200

private brand products with GDA label at European operating companies


Respectă un stil de viață sănătos!
PUȚIN DIN FIECARE ȘI MAI MULTĂ MIȘCARE

'MegaImagination' campaign


Corn Flakes
375g e
12 portions porties Portionen
kcal 111
6%
GDA*

GDA labels on more private brand products in Europe

In our European operations, we are actively applying GDA labels, in line with EU specifications, so that our customers have information on the nutritional value of our private brand products. In fact, GDAs are used across the food industry, indicating on the label the energy and nutrient content of a portion of a food or beverage, and how much that represents of an adult's daily dietary needs.

Our goal is to apply GDA labeling to all private brand assortments in Belgium, Greece and Romania by 2011. During 2009, GDA labels were added to more than 1 200 private brand products (39% of the total products eligible are now labeled).

Education and awareness

Part of our mission is to raise customer awareness about health. Primarily this relates to the food we sell. But it extends to helping customers to see the food they eat as just one part of healthy living. In 2008, we set ourselves the goal of making our messages about health and wellness more visible in stores, and more consistent with other customer communications. During 2009 each of our operating companies made progress in this direction.

Higher visibility of in-store communications

While customers are in the store, there are valuable opportunities for getting health messages across to them. Across all operating companies, in-store leaflets carried tips and tricks to encourage healthy eating, and we employed many other techniques to help customers prepare healthy food at home.

Registered Dieticians taught free classes in Hannaford stores for customers interested in learning about eating for a healthy heart, managing diabetes or simply shopping for health on a tight budget. Attendees of these classes told us that this unique service made them more loyal to Hannaford. In addition to classes, Hannaford offered advice to customers through toll-free nutrition hotlines, e-mail inquiries, promotions, videos, and competitions.

Following successful pilots with national brand suppliers in 2008, Delhaize Belgium installed more 'healthy checkouts', ensuring that the displays facing customers as they queue to pay are stocked with healthy snacks.

Highlight on affordability

To illustrate that healthy can be affordable, Mega Image launched a creative marketing campaign: 'MegaImagination.' The campaign, run in October and November 2009, entertained customers with messages including 'Who says a healthy breakfast has to be expensive?' Interactive elements added to the message: a cooking show emphasized simple and affordable recipes, while a recipe contest based on blogs from customers awarded the best meal on a tight budget.

Innovative use of online communication


460g
483 kcal
24%
GDA*

More than 20 000 Hannaford customers are now getting a new insight into their kitchen through their keyboard. That's how many have signed up for the MyHannaford website. And they are increasingly learning to use it, to create shopping lists that match personal nutritional goals. If customers are sensitive to certain allergens, they can identify them on-screen to filter out all products that contain them. If customers are advised to follow a particular diet, they can use the website as a support.

Across our operating companies, we are increasingly using online communication to help customers. Delhaize Belgium increased the visibility of the 'Health and Wellness' section on its website, adding quizzes, recipes and information about labeling. Mega Image launched a new website dedicated to food recipes, which offers guidance through video and photo content on how to cook healthy meals at home. Food Lion and Sweetbay started to make use of social media to communicate with customers. For example, Sweetbay uses Facebook and Twitter to provide new product information and details about community-related events to customers.



More than

20 000

Hannaford customers signed up for the MyHannaford website

Combining innovative communication with affordability and discounts

In 2009, Hannaford started a new initiative in partnership with some health insurance companies. It linked the MyHannaford website online shopping tool to health insurance companies' websites. Participating insurance companies will reward their members who buy healthy foods at Hannaford by giving them free gift cards for products that earn Guiding Stars. Discounts on monthly insurance premiums are also being discussed.

Supported by trained associates

We worked with our associates to ensure they support customers seeking healthy choices. Associates at Food Lion beat the target set for them on awareness of healthy eating. The company set as an aim that 60% of retail associates would be aware of Guiding Stars and able to explain it to customers. After training and awareness campaigns conducted in 2009, an audit revealed that 70% of Food Lion associates approached were able to explain the star system.

A healthy system means training buyers too

Healthier products appear on our shelves as the final stage in a long process of careful selection. One of the crucial links in the system is our buyer service. The better our buyers understand the principles of healthy eating, the better they are able to ensure that our procurement matches our ambitions. Delhaize Belgium is making sure new buyers for food products move rapidly up the learning curve by spending an induction period in the company's quality assurance department. In addition, Delhaize Belgium organized two buyers' training sessions on nutrition and health in 2009.

Catalina Aldea,
Buying Manager,
Mega Image

"Healthy food is often associated with high costs, a lot of work, traditional ingredients and quite boring recipes. With the 'MegaImagination' campaign our customers discovered many new recipes. Some even admitted it was fun and challenging to make full meals from a set budget."

» case study


Smart Option
Paper Towels
Cereal
• sweetened multi-grain cer
• real strawberries
Nonfat Yogurt
Mixed Berry
Dip'ems
Corn Chips
100% Juice
Premium
Orange Juice
• not from concentrate
• pasteurized
• calcium fortified
with Calcium & Vitamin D
FOOD LION
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READY TO EAT!
FULLY COOKED
Microwavable
Dinosaur Bites
NET WT 9 OZ (255g)
BREADED DINOSAUR SHAPED CHICKEN BREAST PATTIES (WITH RIB MEAT)
Nonfat Yogurt
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SLICED
taste of Inspirations
Honey Cured
Ham
WITH NATURAL JUICES
BONELESS • FULLY COOKED
PRESLICED
Smart Option
Mild
Pork Sausage
Nonfat Yogurt
Raspberry

HEALTHY EATING – WHAT PRIVATE BRANDS CAN DO

In these budget-conscious times, many shoppers feel they have to choose between affordability and health. We don't agree. We believe all our customers should be able to choose from a varied range of food that is nutritious, tasty - and affordable. Our key asset in this pursuit is our assortment of private brand products. We control what goes into the products, and the recipes behind them. This gives us the opportunity to improve nutritional value while keeping prices low, and quality standards high. A program of active review and reformulation of our private brand products is now underway, in close collaboration with our suppliers.


DELHAIZE

Notable progress at Delhaize Belgium

In 2009, Delhaize Belgium adjusted its procedures for testing and buying private brand products, to identify reformulation opportunities that increase their nutritional value. The main reformulations related to reducing salt, fat (including trans fat) and sugar.

The first step in changing the procedures was to introduce a systematic 'nutrition' benchmarking of private brand products against equivalent national brand products, to give us a quantified performance indicator for each product. In a second step, we implemented detailed testing with internal and external panels.

Review of more than 900 products in 2009 led to reformulations that reduced salt by 11 tonnes and fat by more than 100 tonnes. We will review an additional 1 800 existing private brand products in 2010, with a target of covering all private brand food products within three years. All new private brand products will be subject to nutrition screening from the start of 2010 – and none will get on the shelves if they haven't passed these screenings.

Meeting these goals depends on close collaboration with our private brand suppliers. Delhaize Belgium will communicate the results of its assessments to guide reformulation opportunities, and suppliers will widen their own testing to improve their products' nutrition value.

We have proven that reformulations can be done without necessarily pushing up the price. "More nutritious needn't mean more expensive: using more vegetables in a soup or other prepared food doesn't imply more costs", says Dr. Tim Lammens, Director for Quality and Food Safety at Delhaize Belgium. "We are rising to the challenge of improving the nutritional quality without affecting the price or the taste."

Trans fat free at Hannaford

After overcoming the challenge of finding alternatives, Hannaford (which also supplies product for Sweetbay) has successfully removed trans fats from its private brand products. Food Lion also started reviewing the process to replace them, and at Delhaize Belgium, more than 70% of private brand products were reviewed in 2009 and contain less than 1% trans fats.

More than
100 tonnes
of fat removed from private brand products at Delhaize Belgium




"Changing the products isn't always easy." says Julie Greene, Hannaford's Director of Healthy Living. It was necessary to replace trans fats as an ingredient in cake-frosting, for instance, and this presented our bakery department with one of its greatest challenges. The shortening in traditional icing is hydrogenated vegetable oil, high in trans fats – but popular because of its shelf-life, flavor and texture.

The replacement of hydrogenated vegetable oil with Zero Grams Trans Fats Per Serving (ZGTFPS) icing means the product has a shorter shelf life and is more temperature sensitive. If it gets too warm, it melts. And if it gets too cool it becomes too stiff to use easily. Committed to maintaining the recipe as trans fat free, we are looking for ways to improve the qualities of the icing as well as ways to maintain optimal temperatures during its transport and use.

Next Steps

We will continue to invest in private brands as our signature affordable, healthy items, with more reviews and reformulations planned for 2010 and beyond.



Dr. Tim Lammens,
Director Quality & Food Safety, Delhaize Belgium

"We are working hard to improve the nutritional value of our Delhaize branded products without compromising on quality and taste and without increasing prices. The challenge is big but we want to provide healthier products, and our customers are demanding it."

ensuring rigorous
food safety



›› Key factors

› **80% of our sales are food[1] sales; food is our core business**

› **In 2009, private brand products generated more than 40% of our Belgian sales and an average of 20% of our U.S. sales**

› **Food safety is a global concern, and the World Health Organization (WHO) notes foodborne diseases increasing worldwide**

› **Providing safe products to our customers is an underlying condition for our operations; any food safety issue has a direct impact upon our business**

(1) Food products consist of all edible products we sell. In our 2008 CR Report, the percentage of food sales on total sales was higher as non-edible grocery sales were included in the definition.

›› Our responsibility

It is our responsibility to continue tightening our food safety standards and control systems, from the supply chain to the stores. We extend our responsibility by educating customers in safe food handling.

›› Our tools

A Food Safety Synergy Team, made up of food safety and quality experts from each operating company, is leading the implementation of our Group strategy in this area. We use these tools each of which is illustrated on the following pages of this section:

› **Product testing and supplier audits**
› **Traceability and recall systems**
› **Food safety in stores**
› **Customer communication**

Case study:
Group benchmarking results in stronger food safety management across our operating companies

» Our performance

› Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Audit all private brand suppliers for food safety compliance		■	Dec-2010	An average of 70% audited across the Group	Complete audits of private brand suppliers in 2010
Independently benchmark our stores' food safety programs against industry standards		■	Dec-2010	Benchmark complete for all operating companies except Super Indo. Results shared with leaders during 2009, see p.25	Super Indo to be covered in 2010

› Other performance indicators

Food safety			2008[1]	2009[1]	Comments
Group	Number of private brand food product recalls		172	227	This increase is partially linked to specific recall campaigns affecting multiple suppliers such as the peanuts recalls in the U.S. It is also linked to the increase of our number of private brand products offer
	Number of private brand food product recalls for food safety reasons (part of total recalls above)		38	79	
European Operating Companies	% of private brand food products tested for safety on total private brand food products (in addition to suppliers and public authorities testing)		30%	19%	Decrease in testing percentage is driven by two changes: 1. Delhaize Belgium reduced its sample of products for additional food safety testing in 2009 and relied more heavily on public authorities and suppliers testing as it focused its testing activity on products re-formulation for an increased nutritional value 2. Each operating company increased its private brand offer

(1) Excludes Super Indo – data unavailable

› Certifications achieved in 2009

› **Alfa Beta:**
  ISO 9001 certification

› **Delhaize Belgium:**
  › **winery ISO 22 000 certified**
  › **80 stores autocontrol certified**



70%
private brand
suppliers audited





GFSi
**Global Food
Safety Initiative**

Product testing and supplier audits

Standards and certification audits

Each operating company has food safety management systems in place requiring suppliers to meet clearly stipulated standards. These standards are a prerequisite for our contracts with suppliers. Across our Group, we make use of Global Food Safety Initiative (GFSI)-approved audit schemes, where available. If GFSI standards are not yet in place, we use other approved audit programs as authorized by the food safety leader in each operating company.

In 2009, an average of 70% of our private brand suppliers were audited against those standards. As part of our CR strategy, we plan to audit all of our private brand suppliers for safety compliance by the end of 2010.

In addition to the audits, Alfa Beta has developed two tools to enhance its food safety programs. The first is a web based e-auditing platform designed to evaluate suppliers' performance in food safety. The second is food safety policy manuals for suppliers to establish a farm to fork assurance framework. The company provided these for fruit and vegetable suppliers in 2009 and plans to distribute them to more 'agricultural' suppliers (such as red meat and poultry) in 2010.

Supported by IT

Information Technology (IT) is vital to maintain the necessary constant contact with our suppliers. As mentioned in our 2008 Report, a vendor-buyer portal developed by our

European companies to capture data critical to food safety was due to be finalized by the end of 2009. Although some delays have occurred, the system will be up and running in 2010, making it possible to track suppliers' certifications and product specifications down to the level of ingredients.

In partnership with smaller suppliers

Meeting stringent safety standards can sometimes disadvantage small suppliers, who find it hard to win or maintain contracts. We recognize this problem, and because we value our smaller suppliers, we have acted to help them achieve compliance with standards.

Hannaford led the way in 2009 by working with local producers to get them certified against the United States Department of Agriculture's (USDA) Good Agriculture Practices (GAP) program. This program certifies the safe handling of food. Hannaford is the first retailer in its area to require food safety certification and financially support the suppliers for education and certification. By November 2009, 15% of the local growers that supply Hannaford stores obtained certification.

Delhaize Belgium provides the possibility for smaller suppliers to obtain certification through the 'Fedis Food Standard', a Belgian government program to assess and promote food safety and quality with small and medium sized producers.

Super Indo collaborates with NGOs and the government to organize seminars and workshops for small and medium-sized enter-



prises. The aim is to build partnerships with local suppliers and help them establish food safety and quality standards.

Testing for safety

Testing of products occurs at suppliers, distribution centers, and stores. Safety testing includes microbiological, physical and/or chemical analysis, based on the risk profile of a specific food to ensure that the product is safe and in line with legislation and product requirements. In 2009, 19% of the Group's private brand products were tested for safety at our European operating companies. Those safety tests are in addition to tests by suppliers and public authorities.



More than

90%

of our stores externally audited

Traceability and recall systems

Traceability and recall systems across our many suppliers and distribution chains are vital. We have to be able to put our finger on a problem – wherever it occurs – right away.

Recall systems tested

Mega Image conducted three recall notification simulations in 2009, and proved its skills in effectively identifying and removing violative products. In the most extensive trial, 40 stores were notified by email of suspicions about the safety of a product, and were instructed to withdraw it from shelves, quarantine it, and provide batch number and quantity details within the hour. Twenty-seven stores completed the action within the hour, and after five hours all stores had complied. Sweetbay also instituted a new alert system to provide timely notification of recalls. It has set a goal of 100% compliance to all urgent recalls within one hour of notification, to match the systems in place at Food Lion and Hannaford.

Traceability is key

Fresh food is vulnerable to storage and distribution conditions. On top of its own 'Control and Origin' label certifying the traceability of some of its private brand products, Delhaize Belgium uses other traceability labeling. In 2009, it celebrated 10 years of collaboration with the Meritus label for all its beef products – Meritus certifies not only the traceability of the beef products but also quality and animal welfare aspects. With Meritus, each piece of beef is controlled from farm to fork. Delhaize

Belgium also worked in 2009 to update its traceability system database to cover up to five years traceability. Within Mega Image, unannounced traceability tests carried out in the butchery departments in 2009 showed effective traceability of the products selected.

Food safety in stores

Store audit standards reinforced during 2009

Delhaize Belgium extended autocontrol system validations and certifications to more stores, including working for the first time with our affiliated stores. Implementation of standards is a legal obligation, but the validation of an autocontrol system is a voluntary initiative aimed at demonstrating compliance in all food safety requirements from production to distribution. Ninety-five company-operated stores were audited as of end 2009, with 80 validated and certified against the autocontrol system. Because of organizational changes, the internal target of validating all company-operated stores during the year was not met, but the plan is maintained for 2010.

Delhaize Belgium's initiative to expand the autocontrol system to affiliated stores resulted in 40% of them signing up for the implementation of a food safety control compliance system. The Quality Department has put measures in place to help each store meet the criteria.

Certification is also a central aspect of Delhaize Belgium's winery activity: the winery was awarded ISO 22000 certification in February 2009, and better control data communication and better tracking has moved it a step further towards an autocontrol system.

Mega Image stores are audited three times per year internally. 2009 was the second year that they conducted external audits against Hazard Analysis and Critical Control Point (HACCP) requirements, and from now on, external audits will take place annually.

More than 90% of our company-operated stores are audited externally on a yearly basis. The remaining stores are either audited internally or pending for external audits.

For more information on new initiatives at Alfa Beta and Food Lion, please see the case study, p.27

Safety is assured every day thanks to our associates

Year after year, we reinforce our training programs to guarantee that our associates understand and implement food safety controls on a daily basis. We ensure that all associates receive and work with the level of training needed to handle food safely in their specific positions. In 2009, an additional 32% of store associates received at least the minimum food safety training, matched to the level of risk in their specific role.

Mega Image trained 90% of its butchery and fresh food associates across 44 stores during 2009. Food Lion expanded its food safety certification requirement to cover all department managers. The 'Sweetbay Academy' not only graduated more than 150 food safety certified managers, but saw the pass rate increase in 2009 from 91% to 96%. Sweetbay also conducted a half-day training on food safety for all maintenance associates and provided Food Defense training for all Loss Prevention associates.

Customer communication

Customer safety is the ultimate objective of our food safety activities, so it is imperative to keep the customer in the loop. Our oper- ating companies provide information about food safety on their websites and in their communications with customers. Food Lion provides continuous updates on its web- site so that customers are aware of current food safety issues and also publishes. a list of handy food safety tips. Sweetbay added customer-friendly food safety messages to the marketing campaigns it runs on Twitter and Facebook.

An innovative incentive: linking food safety performance with bonuses

Sweetbay led the way within our Group in 2009 by linking food safety performance of stores with financial compensation. In 2009, each store received three unannounced food safety inspections and additional inspections when non- compliances were found. A discretionary bonus for the third quarter of the year was paid to retail operators, based on a combination of these internal inspections, and on a sampling of external audits and regulatory visits. Mega Image also introduced bonuses for high performance on food safety: staff in three stores qualified for extra payments in 2009.



Valérie Wilkin,
Quality & Food Safety
Specialist Retail,
Delhaize Belgium

"Delhaize Belgium now has 80 company-operated stores validated and certified against the autocontrol system. When affiliated stores were offered the possibility to participate in the autocontrol system, 40% of them promptly signed up for the implementation of a food safety control compliance system."

›› case study



FOOD SAFETY – GROUP BENCHMARKING RESULTS IN STRONGER FOOD SAFETY MANAGEMENT ACROSS OUR OPERATING COMPANIES

Our food safety systems and performance are under constant test on the front-line, in the millions of transactions every day with our customers. To ensure we are responding fully to this challenge, we commissioned a first Group-wide external benchmarking of food safety standards and practices from supply chain to stores.

Diversey Consulting conducted the benchmarking exercise across our operating companies and revealed where we're doing well and where we need to improve, setting the basis for actions for each operating company. This exercise started in 2008 with our U.S. companies. Our European companies were included during 2009. The assessment of Super Indo is planned for 2010. The review included associate interviews, documentation analysis, and on-site inspections. It confirmed the Group's increasingly collaborative approach, our high levels of regulatory compliance, our processes for corrective action, and our investment in training. The recommendations include greater systemization of food safety as a factor in all management activity, along the entire supply chain, and into 'day-to-day' behavior throughout the organization.

Translating concepts into reality at Food Lion

James Ball, head of the Group-wide Food Safety Synergy Team and Director of Food Safety at Food Lion, points to some of the mechanisms created to translate concepts into everyday reality. "Food Lion introduced a food safety retail scorecard that measures food safety on six metrics and reports a quarterly score for each retail location. We also widened the requirement for food safety usage certification – now it applies not only to store managers and fresh food department managers but to all department managers."

Ball underlines the need for bringing everyone on-board in making sure that standards are applied. "We know that individual engagement is crucial to success, so the processes we establish are created after long and careful consultation with associates", he insists. To foster acceptance of the standards, a committee to promote cultural change was set up in 2009 to explore the most effective ways of winning full cooperation from everyone involved.

Certifying systems at Alfa Beta

One of the key Diversey recommendations to Alfa Beta was to ensure that food safety results from joint action, involving responsibility, accountability and ownership of food safety and quality at store level. In response, Alfa Beta designed and certified an upgraded quality system for HACCP implementation and food safety monitoring at store level, against ISO 9001. This system is expected to further motivate store managers and associates, enhance communication with them, and support the monitoring of specific hygiene targets. ISO 9001 certification, combined with the improvement of process efficiency, will contribute significantly to Alfa Beta's efforts to bring added value and improve customer perception to differentiate it from its local competitors.

To respond to other Diversey recommendations, Alfa Beta is planning to conduct training programs for associates who are working in affiliated stores. In addition, the company responded to the recommendation to use IT tools for collecting, managing and retrieving data by designing its own system covering all aspects of food safety. Delhaize Belgium is currently analyzing the possibility of implementing the same system.

Next Steps

We continuously apply improvements to our strong food safety programs. In 2012 we will conduct a further benchmarking exercise, to measure progress against recommendations across the Group.



sourcing
responsibly



>> Key factors

> The impact of our supply chain affects future generations

> Customers increasingly rely on retailers to provide them with responsibly sourced products

> Our purchase requirements and contract conditions influence suppliers' practices – more particularly with private brand suppliers

>> Our responsibility

We strive to understand the social and environmental impact of our products – particularly our private brands. This helps us progressively increase the proportion of sustainably-produced goods in our stores.

>> Our tools

A Responsible Sourcing Synergy Team, made up of buying experts from each operating company, is leading the implementation of our Group strategy in this area. We use these tools each of which is illustrated on the following pages of this section:

> **Codes and systems for improving working conditions at suppliers**

> **Sustainable products**

> **Local products**

Case study:
Sustainable seafood strategy framework in place

❯❯ Our performance

❯ Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Develop a supplier Code of Conduct, timetable for supplier adoption, and audit process, encompassing all direct-purchase suppliers			Dec-2009	Code developed, aligned with the BSCI Code, see more on p.30	Buyer trainings and communications with suppliers in 2010
Require all private brand suppliers to comply with the Code of Conduct			Dec-2010	Will begin in 2010	Confirm supplier compliance in 2010
Complete audits for private brand suppliers against the Code of Conduct			ongoing	Initial work done to examine existing audits carried at private brand suppliers	Complete audit framework and conduct audits of some private brand suppliers in 2010
Work with NGOs to assess the sustainability of our seafood products and develop strategy moving forward			ongoing	Strong partnerships with NGOs in Belgium and the U.S.; sourcing strategies developed in Belgium and the U.S.; see more in the case study, p.33	Finalize assessments of seafood products; Implement new seafood sourcing strategies

❯ Other performance indicators

Responsible sourcing		2008[1]	2009[1]	Comments
Group	Number of fair-trade certified products in total assortment	163	174	Our fairtrade products offer increased by approximately 7%, mainly driven by 18% increase at Food Lion
	% of cage-free eggs on total number of eggs products	26%	22%	Number of cage-free egg products remained even over the two years, but the number of egg products increased significantly at Food Lion and Alfa Beta
	Number of Marine Stewardship Council (MSC) certified products	23	54	Over the past two years, we more than doubled our number of MSC certified seafood products

(1) Excludes Super Indo – data unavailable

❯ Awards

> ❯ **Food Lion:**
>   **'Regional Corporation of the Year Award' from Carolina's Minority Supplier Development Councils**

Number of fair-trade certified products



2008	2009

MSC certified products



2008	2009





› Our supplier Code of Conduct

Our Code is aligned with the Business Social Compliance Initiative (BSCI) Code, which addresses the following topics:

› Freedom of Association and the Right to Collective Bargaining

› Prohibition of Discrimination

› Compensation

› Working Hours

› Workplace Health and Safety

› Prohibition of Child Labor

› Prohibition of Forced Labor and Disciplinary Measures

› Respect for the Environment

› Prohibition of Bribery and Corruption

Codes and systems for improving working conditions at suppliers

Sustainable sourcing must take account of how goods are produced and procured, as well as where. Our responsibility therefore ranges across issues of fair trade and fair conditions of work.

Working benefits

In line with our strategic goal, the Group adopted a supplier Code of Conduct at the end of 2009. The Code defines labor standards, in accordance with the International Labor Organization (ILO) conventions. Its purpose is to require compliance with those standards, thereby improving workers' conditions in the supply chain. During 2010, we will work with private brand suppliers on a timetable for adoption of the Code and on an accompanying audit process that will begin in 2010. Our Code is aligned with the Business Social Compliance Initiative (BSCI), a group that we joined in 2009. In addition to working with BSCI, we are active members in the Global Social Compliance Program (GSCP), an industry group aimed at delivering a shared, global, and sustainable approach for improving working and environmental conditions in the supply chain.

Sustainable products

In the light of concerns around the sustainability of global food production, the Group recognizes the need to address sustainability with our suppliers. Step by step, we are reducing the environmental and social impacts of our products.



+18%
fair-trade products at Food Lion

Coffee with a pedigree

We make a point of offering fair-trade certified products in our stores. Across the Group, we increased the number of fair-trade certified products by 7% between 2008 and 2009, due largely to an increase at Food Lion stores. In addition, we source products with other social certifications, particularly coffees and teas.

In 2009, Hannaford added more tea and coffee products certified by the Fair Trade Federation or the Rainforest Alliance. At Delhaize Belgium, 80% of the private brand coffee and some teas are UTZ certified. UTZ Certified is a sustainable agriculture program that sets a standard for responsible coffee production and sourcing. Delhaize Belgium's collaboration with UTZ dates back to 2003. By Spring 2010, Hannaford will include UTZ Certified coffee beans in its Hannaford brand coffee blends (which are offered at Sweetbay as well).

Reducing environmental impacts

In 2009, Delhaize Belgium increased its work with GlobalGap certified growers. GlobalGap ensures minimized impacts on the environment, reduction of use of chemicals, on top of a responsible approach to suppliers' working conditions. Delhaize Belgium already obtains 90% of its fruit and vegetables with GlobalGAP certification – and is aiming for 100%.

In seafood, Delhaize Belgium continued to follow specific principles for a sustainable wild-caught fish sourcing. Some fisheries it sources from are now GlobalGap certified, which certifies a reduced impact on



90%
of fruit and vegetables with GlobalGAP certification at Delhaize Belgium

the environment. It added four new Marine Stewardship Council (MSC) certified products to its offer and stopped selling specific endangered species, such as swordfish. It also favors supplies from certain regions, such as Iceland, and avoids certain species during the spawning period. At Group level, our companies now carry a total of 54 MSC certified products, double the number we offered in 2008.



Tod Pepin,
Senior Vice President Merchandising, Hannaford

For more information on the Group's strong progress on sustainable seafood, please see the case study on p.33

Promotion of environmentally-friendly products

In 2009, we expanded our offerings of environmentally-friendly non-food products. Our 'Eco' private brand products were launched in Mega Image stores and new products were added in Delhaize Belgium stores. Alfa Beta partnered with suppliers to promote environmentally-friendly products and their responsible use. In the U.S., we expanded our 'Nature's Place' line to include environmentally-friendly household products and cleaners.

For information on environmental improvements to packaging, please see p.69

"We are paying much more attention to how and where the products and services we buy are being produced. Taking responsibility for our supply chain is a key component of our strategy."



Promoting local products in Belgium



Sweetbay strawberry campaign promoting Astin Farms berries

Local products

Buying local and seasonal products supports the economy of the local food-producing community, maintains farmland, and minimizes the pollution and energy consumption caused by long distance transport and refrigeration extended over long periods.

All our operating companies continue to give prominence to local products, as an everyday focus on what is a core part of our business. By its nature, this manifests itself in different ways across the Group.

- Delhaize Belgium has a very strong assortment of Belgian products, especially for fresh products.
- Mega Image has run promotions dedicated to Romanian traditional products, and is launching a private brand dedicated to them called ' Gusturi Romanesti' ('Romanian Tastes').
- Super Indo promotes snack products, unique spices and original seasonings from small suppliers all over Indonesia.
- Hannaford's 'Close to Home' program showcases thousands of local products. It also ran a ten-day sale across all Massachusetts stores highlighting produce and manufactured items made or grown in the state. This proved so successful it will be expanded to include all Hannaford stores in 2010.

- Alfa Beta continues to promote products from areas of Greece under its 'Close to Greek Nature' brand. These products, including honey, beans, rice, traditional pasta and olive oil, are famous for their great taste.
- Sweetbay held its third annual 'Strawberry Campaign,' featuring berries from Astin Farms of Plant City, Florida, in all stores. This promotion was in addition to Sweetbay's wide variety of Florida-grown produce sold throughout the year.



91

'Close to Greek Nature' products at Alfa Beta

» case study



RESPONSIBLE SOURCING – SUSTAINABLE SEAFOOD STRATEGY FRAMEWORK IN PLACE

Sixty percent of the world's important fish stocks are 'in urgent need of management' to rehabilitate them or keep them from being overfished. 29% of fish and seafood species have collapsed – that is, their catch has declined by 90%. If the long-term trend continues, all fish and seafood species are projected to collapse by the middle of the century. Delhaize Group sells more than 3 000 seafood products and is aware of the influence that its purchasing choices can have.

Responding to this challenge effectively requires cooperation with suppliers and scientists and precise targeting of action. Since there is still no single sustainability certification that has analyzed all global fisheries, we are innovatively partnering with non-governmental organizations to evaluate our sourcing practices, and moving pro-actively toward a common approach to sourcing from sustainable fisheries.

Our Belgian and U.S. operations have established strong partnerships to ensure we have access to the necessary expertise to make our seafood sourcing more sustainable.

Leadership in Belgium

Delhaize Belgium aims to take a leadership position in the Belgian market, with the most sustainable offer of fish, while maintaining an attractive and affordable assortment. In 2009, it signed a three-year partnership with the World Wide Fund for Nature (WWF), with the goal of reaching 100% responsible sourcing for fish by 2012. The ambition is to ensure that its entire fish assortment is covered - from fresh to frozen, and including canned products and prepared meals. WWF's role is to help assess the sustainability of Delhaize Belgium assortments and to develop targeted communication to customers. Delhaize Belgium and the WWF are currently working together on a detailed three-year action plan to achieve the 100% goal.

In 2010, Delhaize Belgium's partnership with WWF will be focused on its fresh fish assortment, with the goal of taking further steps to stop selling seafood from endangered fisheries and to find sustainable alternatives. A major focus will also be on raising customer awareness through strong communication. Delhaize Belgium is aware that changes in fish products could in the short term impact its sales – therefore communication to the customers will play a key role in the project.

Comprehensive action in the U.S.

In the U.S. too, a seafood sourcing policy was adopted during 2009 by all our operating companies, designed to ensure that all of the seafood they sell is sustainably harvested and traceable by 2012. In 2009, our partnership with the Gulf of Maine Research Institute (GMRI) expanded from Hannaford to all our U.S. companies. Work began with GMRI to implement the new sourcing policy, starting with collecting data on the species we sell and the fisheries that we currently rely on.

Data compilation and verification will be completed in 2010. Initial analysis shows that approximately 35% of the items we sell are farmed, and 50% of those items are indicated as being farmed in a verifiably sustainable manner. Of the 65% of items that are wild caught, approximately 30% are claimed to be sustainably harvested.

Our next steps will involve working with suppliers to move all sourcing to verifiable managed or sustainable fisheries. As part of the approach, we will require third-party verification and traceability of the seafood products we sell. To roll out this new policy successfully, extensive associate training programs will be conducted in 2010 throughout our U.S. operations. The ultimate objective is to allow customers to buy seafood in our stores with full confidence that we are choosing seafood that is sustainably harvested.

Next Steps

The strong partnerships and efforts by Delhaize Belgium and the U.S. operating companies are moving us toward selling only seafood that has been harvested at levels that maintain their availability for future generations. In 2010, this work will continue, along with increased sharing of the learnings across the whole Group.





healthier PEOPLE



›› Ensuring the health and wellness of our associates   `FOCUS AREA`

We believe associates are our ambassadors for health and wellness. Our responsibility is to ensure that we promote their wellness and maintain a safe and healthy work environment.

›› Developing the talents of our associates   `FOCUS AREA`

We take responsibility for training and developing our associates. We are committed to continuing to strengthen our Group's culture in order to achieve best-in-class associate engagement.

›› Caring for our communities

We aspire to enrich the lives of the communities in which we operate, particularly in the area of health and wellness. We donate products that fill needs within our communities, and we go beyond donations to promote appropriate nutrition and to provide local jobs that support prosperity in our communities.

ensuring the health and wellness **of**



›› Key factors

› Retail is by definition a labor intensive business and as such our associates are our core asset

› 90% of our associates work in stores – they are our ambassadors

› Absenteeism increases our costs, while a healthy and motivated workforce benefits both associates and the Group

› In the U.S., our companies contribute directly to associates' health insurance – promoting health and wellness reduces costs

›› Our responsibility

We believe associates are our ambassadors for health and wellness. Our responsibility is to ensure that we promote their wellness and maintain a safe and healthy work environment.

›› Our tools

An Associate Health and Wellness Synergy Team with experts from each operating company is leading the implementation of our Group strategy, with regular sharing of progress on our strategic goals and best practices to promote the health and wellness of our associates. We use these tools each of which is illustrated on the following pages of this section:

› **Best practice exchange**
› **Prevention programs**
› **Occupational health and safety**

> **Case study:**
> **Preventive cancer screenings**

our associates

›› Our performance

› Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Use customer-facing nutritional programs to augment associate health and wellness programs		■	Dec-2010	Specific programs to begin in 2010	Each operating company will apply at least one customer-facing program to associate programs in 2010
Collaborate with community partners at each operating company to leverage associate health and wellness programs and educational resources		■	ongoing	Partnerships formed with each operating company. See details on p.39	Strengthen those partnerships in 2010

› Other performance indicators

Occupational health and safety		2008	2009	Comments
Group	Accident severity rate, days lost per 1 000 hours worked	0.34[1]	0.26[2]	Number of days lost went down at Delhaize Belgium and Alfa Beta
European Operating Companies	Absenteeism rate	3.20%	3.90%	Overall increase of absenteeism hours The rate is calculated as follows: Absenteeism hours/ (hours worked + absenteeism hours)

(1) Excludes Super Indo and Sweetbay – data unavailable
(2) Includes Super Indo and Sweetbay

› Awards

> › **Delhaize Belgium:**
>   **'E.U. Partner for Excellence'**
>
> › **Hannaford :**
>   › **'Platinum Award' from the National Business Group on Health (third year)**
>   › **Gold-level 'Start!' Award from the American Heart Association**
>   › **Workplace Innovation 'Start!' Award from the American Heart Association**

Mega Image organized a 'healthy lifestyle week' during which all associates participated in a series of health events



Best practice exchange

Working together for better health

As we committed ourselves to in our 2008 Report, the Group's operating companies started to share best practices and learnings in associate health and wellness in 2009.

The Associate Health and Wellness Synergy Team identified two primary objectives for 2010: to finalize and test a Return-On-Investment (ROI) model for associate health and wellness, and to identify metrics for benchmarking our performance in the areas of physical and emotional health of our associates.

The ROI model will allow us to better track outcomes – on our people and our business – of our health and wellness programs. The model focuses on four areas: nutrition, physical activity, stress and smoking cessation. We will test this model during 2010.

Chryssa Vrouzy,
Internal Communications
Manager,
Alfa Beta

"In 2009, we ran our second health and wellness informational campaign for Alfa Beta associates and customers. All our communication tools reflected the key message we wanted to convey: reaching the right balance between diet and fitness."



Our operating companies encouraged associates to eat well and stay active through a series of innovative programs in 2009

Strength through partnerships

In line with the commitments made in 2008, all our operating companies have been strengthening their health and wellness programs through partnerships with relevant organizations in their local markets, to leverage programs and educational resources. During 2009, a total of eight new partnerships were formed. The process continues: each company will add at least one new partnership every year.

> **Alfa Beta** is exploring a partnership with a university, to provide nutritional advice in internal company newsletters or to provide consultations with employees based on their dietary needs.

> **Food Lion** formed a partnership for health education with the Presbyterian Hospital in North Carolina, to direct associates to quality physicians in the area and provide health education on heart health and skin cancer.

> Among the **Hannaford** partnerships, one with the New Hampshire Citizen's Health Alliance's Health Promotion and Disease Prevention workgroup identifies local efforts to integrate the public health system and medical practices by developing recommendations for best health care and health practices.

> In its partnership with the University of South Florida (USF), **Sweetbay** opened a new Neighborhood Care Center in August 2009. This in-store clinic enhances our partnership with USF Health, creating a health and wellness destination by offering a one-stop shopping experience for all food and health needs.

Prevention programs

Overall, self-awareness is the key – whether through combating addiction to tobacco or harmful drinking, or through avoiding health risks by early intervention. This can take the form of fitness programs to maintain good health, nutrition advice to counter obesity, self-testing of blood pressure, or screening to identify diseases before they become irreversible.

Eat well and keep moving

Across the Group, our operating companies encouraged associates to eat well and to stay active through a series of innovative programs in 2009.

Super Indo organized a diet challenge, where each corporate office participant received a free healthy diet consultation by nutrition experts. The company also supported regular sports activities by funding sports facility rentals. Mega Image organized a 'Healthy Lifestyle Week' during which all associates, from headquarters to stores, participated in a series of health events from nutrition specialist lectures to contests. Mega Image also continued to rent a football field for associates to use for exercise.

Learning to be healthy

Delhaize Group is sponsoring a chair at Belgium's Louvain Catholic University (UCL) – with an annual grant of EUR 150 000 for four years – to research the effects on obesity of physical exercise in combination with a diet rich in polyphenols, which are frequently found in fruit. The conclusions should help us better inform our associates and customers about healthy food and lifestyles. A sample of our associates will be involved in the project's initial survey of eating habits, so their awareness of health and wellness will get a valuable boost, too.



Our distribution centers prioritize proper equipment and strong safety programs

Alfa Beta provided associate discounts for sports centers. U.S. operating companies provided nutrition and fitness awareness with a focus on heart disease and diabetes awareness, ran contests for losing weight, and organized walks at work.

Preventing illnesses

Each year seasonal flu vaccinations are offered to associates across our operating companies. In 2009, the Group also played a pro-active role for prevention of the H1N1 flu. Clinics were held in the U.S. retail stores, distribution centers and corporate offices. Over 1 800 associates received their flu shot through these on-site clinics. At Delhaize Belgium, 2 400 associates opted to receive seasonal flu vaccinations, and the company held campaigns via the intranet and posters to limit the spread of the H1N1 flu.

For detailed examples of preventive screenings at our companies, please see the case study on p.41

Alcohol and smoking cessations

Research shows that drinking problems are responsible for a 25% increase in work-related accidents and lead to absenteeism as much as six times above normal levels. In response, Delhaize Belgium created a strategy to raise associates' awareness and establish support structures. At the same time, the company is strengthening work regulations and formalizing intervention procedures. In 2009, more than 1 500 associates participated in a training program.

During 2009, our companies also continued to offer smoking cessation programs for associates. Alfa Beta launched a company-wide non-smoking policy supported with a series of communications to associates. Delhaize Belgium continued the program it began in 2006, with 303 associates enrolling in 2009. Since the start of this program, the number of smokers has decreased by 20%. At Food Lion, 600 associates participated in the 'Quit for Life' program added to the healthcare benefits package. Food Lion also encouraged associates to stop smoking through participation in the American Cancer Society's 'Great American Smoke Out'.

Occupational health and safety

Each of our operating companies has systems in place to prevent accidents. In the Group, accident severity rate in 2009 was 0.26 days lost per 1 000 hours compared to 0.34 days lost in 2008.

Major system upgrades were made at Hannaford in 2009. It aligned its safety management systems with the accidents that occur with the greatest frequency and lead to the most severe losses of time - notably lower back and shoulder injuries. As part of this process, it is training its investigators to identify the root causes of accidents. It is also training auditors to conduct ergonomic assessments, in order to prevent injury from incorrect lifting techniques. Equipment has been improved too: a cart retriever that is easier to use was tested in 28 stores, and associates are receiving safety training to operate a new forklift.

Other operating companies have also strengthened their health and safety training programs.

> Computer-based training related to safety is now required on an annual basis for all Food Lion store associates.

> At Alfa Beta and Mega Image, averting accidents and using equipment safely are key elements in orientation training for new associates. Moreover, Alfa Beta developed a manual of accident prevention and safety at work, which is provided to each new associate.

Points that count

The Food Lion 'Blue Points' program links health performance with discounts. Associates can exchange earned points for gift vouchers – but the points can be won only by doing 30 minutes of exercise, eating five portions of fruits and vegetables every day, and having an eye test.

>> case study



ASSOCIATE HEALTH AND WELLNESS – PREVENTIVE CANCER SCREENINGS

We have made a real difference to the lives of our associates through our preventive measures. One of the focuses of our investment during 2009 was on screenings to permit early detection of life-threatening disease – with reinforced attention to cancer. The positive news is that two out of five cancers can be prevented.

However, there are challenges to be met, not only in defining the preventive care programs with the most impact but also in getting associates to participate in them and in tracking outcomes comprehensively.

Colon cancer screening at Hannaford

Colon cancers – the number two cancer killer in the U.S. – represented five of the top 10 most expensive medical conditions treated among Hannaford's population, with individual cases costing as much as USD 100 000. A screening program begun in 2008 has already proved its worth. During the first year, a colon screen of 996 associates and family members led to the detection and removal of 120 polyps before there was any chance of them turning into cancer.

In 2009, when Hannaford continued the program by offering a free colon cancer screen targeted at members of its health plan over 50 years old and overdue for a colon screen, 1400 completed the test. Thirty-eight had results which raised questions, so the Hannaford health plan partnered with Hannaford's healthcare provider to organize support and follow-up for further investigation. An associate from Saco, Maine is thankful that she took advantage of the program. Her physician said: "Hannaford's health plan saved your life by steering you to this test". Even though the associate was two years overdue for a screen and well educated on the process, she had put her tests on hold because she was just too busy, and she is now grateful - and she is healthy again.

To follow up on the success of the colon cancer screening, Hannaford is working with its healthcare provider to research additional screenings to offer in the future. To improve associates' access to screenings, Hannaford's nurse educators will test programs in 2010 to bring education and support for preventive screenings directly to associates in the stores.

Multiple screenings at Alfa Beta

Alfa Beta estimates the average costs linked to treating cancer at around EUR 10 000 per case. To improve detection and prevention, it took part in 2009 in a prostate cancer information campaign, offering male associates over 40 a free precautionary check up. In collaboration with the Hellenic Institution against Cancer, it gave all female associates over 40 the chance for a free triple examination: digital mammogram testing for breast cancer, Pap tests for uterine cancer and fecal blood testing for colon cancer.

Some routine preventive tests are already covered by the company's health insurance, and Alfa Beta is negotiating coverage for an additional low-priced annual check-up against uterine cancer for female associates aged 35-55. Alfa Beta plans to run a campaign in early 2010 and again in 2011 free of charge. The company is also going to participate in a colon cancer prevention campaign providing free tests for all associates over 50 years old.

Learnings

Through these programs, we've learned the importance of communication and data to successful cancer detection. We've found that direct, face-to-face conversation on such sensitive topics and follow-up with associates who did not respond to test invitations are critical to success. Accurate collection and analysis of data is also key to determining priorities and targeting education. While respecting associates' privacy and recognizing the limits we have in promoting health among associates, we've had strong successes.

Conclusion

The result of the Hannaford campaign is that response rates for screening are above the national average, and associates are much better informed of the importance of early detection. At Alfa Beta it is too early to collect data, but the aim is to do so.

41

developing
the talents of our



》 Key factors

> **》 An engaged workforce fosters healthy business performance**
>
> **》 90% of our associates work in stores – they are our ambassadors**
>
> **》 Retaining associates is key to business continuation and stability**
>
> **》 A motivated and diverse pool of associates benefits our business through reduced turnover rates and expenses for hiring/training**

》 Our responsibility

We take responsibility for training and developing our associates. We are committed to continuing to strengthen our Group's culture in order to achieve best-in-class associate engagement.

》 Our tools

An Associate Development Synergy Team with experts from each operating company is supporting the implementation of our Group strategy, with regular sharing of progress on our strategic goals and best practices to promote associate development. We use these tools each of which is illustrated on the following pages of this section:

> **A Group workforce strategy**
> **Attracting and retaining talent**
>> **Recruitment**
>> **Training**
>> **Performance and internal promotion**
>> **Labor relations**
> **Fostering diversity**

**Case study:
Empowering our store associates through a new store structure**

》 Awards

》 Food Lion:

> **'Humanitarian of the Year Award' from the North Carolina Chapter of the National Association for the Advancement of Colored People**

> **'Trailblazer Award' finalist from the Diversity Forum**

> **'Diversity Champion Award' from the Diversity Forum to Eric Watson, Food Lion's VP of Talent Acquisition, Diversity & Inclusion**

> **'Corporate Equality Index', scored 100 out of 100 (compared to 95 in 2008) – Human Rights Campaign**

》 Sweetbay:

'Store Manager of the Year Award' from the Food Marketing Institute to Henry Falcon, Plant City Store Manager

》 Alfa Beta:

'Business Excellence Under Crisis Award' for adding more employees in 2009 than any other company in Greece

associates

❯❯ Our performance

❯ Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Conduct a Worldwide Associate Engagement Survey		▬	Dec-2009	Survey done in May 2009, see details p.44	Full worldwide engagement survey to be conducted in 2011
Share and benchmark our results of the Worldwide Engagement Survey		▬	Dec-2009	Each operating company was benchmarked, see details p.44	
Deploy our Group Leadership Competency Model to attract, develop and retain the best leaders in the industry		▬	Dec-2009	Model developed in 2009	Continued application of the model in 2010
Ensure that all associates go through an annual documented performance dialogue process, including a development plan where appropriate		▬	Dec-2011	In 2009, 67% of associates went through a performance dialogue, see p.45	Continue refining performance dialogue process in 2010 toward goal

❯ Other performance indicators

Associate training		2008[1]	2009[2]	Comments
Group	% of total associates who received an instructor-led training	na	41%[3]	During 2009, number of trained associates decreased slightly at Delhaize Belgium, Alfa Beta and Sweetbay but increased significantly at Mega Image and Hannaford
	Average number of instructor-led training hours per trained associate	na	23[3]	In 2008, some data combined e-learning with instructor-led programs which led to a higher percentage of associates trained by an instructor. The data reported in our 2008 CR Report is therefore not comparable to 2009
	% of total associates who received an e-learning training	na	64%	E-learning data is driven by Food Lion where all associates received at least one e-learning class
	Average number of e-learning hours per trained associate	na	4	

Career development and associates satisfaction		2008[1]	2009[2]	
Group	% of total managers positions filled internally	80%	79%	
	Total retention rate	67%	73%	

Diversity		2008	2009	
Group	% of total associates who are female	51%[2]	51%[2]	
U.S. Operating Companies	% of total associates from ethnic minorities	26%	25%	

(1) Excludes Super Indo – data unavailable
(2) Includes Super Indo
(3) In 2009, instructor-led training data was only available for 78% of the associates at Food Lion (includes store associates only, excludes Bloom and Bottom Dollar Food).



90%
of associates engaged

A Group workforce strategy

High scores on associate engagement

In May 2009, Towers Perrin conducted a Worldwide Engagement Survey on behalf of Delhaize Group. The survey was sent to 5360 associates across the Group, from store manager level and up. The aim was to measure 'engagement', meaning not just satisfaction, but how associates are committed to their company's financial and business performance. The evaluation included attitudes on empowerment and job satisfaction, training and career development, salary and benefits, leadership and decision making. It produced a 74% response rate (much higher than average) and showed very high overall engagement scores: 90% of the associates who responded were reported to be engaged. The results were benchmarked against a similar population in the retail industry, revealing Delhaize Group's overall engagement score to be 11 percentage points above industry average. The results have been shared with the respondents. As a result, workgroups have been formed to develop initiatives around some of the issues identified. To continue our research on associate engagement, we will conduct another Worldwide Engagement Survey in 2011, with the aim of repeating it every two years after that.

A workforce strategy

The Delhaize Leadership College is a development program bringing together 12 senior executives to collaborate over 12 weeks on a project mandated by the Executive Committee. In 2009, the College developed a recommendation for the workforce of the future and for developing leadership competencies. Recommendations are currently under consideration within each operating company, while a few have already begun pilots. Delhaize Belgium is testing empowerment of all associates in pilot stores, as a way of improving store results and associate engagement.

For more details, please see the case study on p.48

Reinforcing the progress

While human resources programs are linked to local company cultures, we are continuing to develop valuable sharing at the Group level. We organize cross-company training programs, hold regular 'Global Sharing Sessions' via web conference and continue our annual leadership training program, 'Oracle.' Our Group vision and values, explained in the CEO and Chairman's letter at the beginning of the Report, provide a common framework for all companies.

Attracting and retaining talent

We continue to develop a broad range of programs designed to attract and retain associates. In 2009, we won awards for our strong recruitment programs, we bolstered our associate training programs across the Group, and we moved toward our goal of performance dialogues with all associates.

Recruitment

Alfa Beta collaborates with public and private universities in Greece to reinforce the company's profile among the younger generation. It takes part every year in career forums and market recruitment surveys, and received an award for being the employer that increased staff numbers more than any other employer in Greece. A recruitment package for every job position was developed to improve efficiency in the recruitment process. Delhaize Belgium cooperates with a recruitment partner specializing in recruiting and developing high potential recent graduates from university. The partner selects students during the final year of their studies, and organizes a management development program for them during their first job assignment in the company.

Training

As an important tool in developing and retaining associates, training programs are a strong focus across the Group. In 2009, we augmented training plans, strengthened Store Manager trainings, and put an extra focus on customer service training.

The right training path for the job

All operating companies provide a range of training in developing specific skills, from languages to IT and time management. Delhaize Belgium provided new training paths in the context of the new store structure it is trialing.

For more details, please see the case study on p.48

Alfa Beta set up training packages designed to cover training needs per job position and based on annual performance dialogues – starting with the buying and logistics departments. The training packages, adapted to the specific needs of each level and role, involve on-the-job training in which experienced staff provide necessary knowhow for each trainee's specific tasks. The trainers also provide information on general competencies, such as communications, time management, and product and market knowledge.

Store Manager trainings

Store Manager training received new attention in 2009, as it is a key factor in store success. It is not enough for the manager to take responsibility for sales, managing associates is equally important. Each store is a small enterprise in its own right, and must be run as such.

Sweetbay is providing its store managers with 'Business Acumen' training, a formal operational plan process that requires leaders to look at all aspects of their business and invest in the parts that will prove most productive. Mega Image implemented a number of trainings for Store Managers, including crisis management, team motivation, objective-setting, and communication skills. In communicating its enhanced business strategy to all associates in 2009, Hannaford trained leaders to teach others about the company's financial cycle, the competitive landscape, and elements of the new strategy.

With the goal of developing associates for long-term leadership opportunities (particularly store management positions), Hannaford, Sweetbay, Mega Image and Super Indo are operating 'Retail Management Trainee' (RMT) programs. People with retail experience (including existing associates) or recent university graduates that show high potential are recruited for the program, then supported through a structured training program in retail operations. At the end of the program, graduates are placed in Department Manager or Assistant Manager roles in stores, with the ultimate aim of filling future management openings throughout the operating companies. Mega Image developed an RMT program in 2009, with the first trainees to begin in 2010. At Super Indo, the existing RMT program, started in 2005, was re-developed in 2009.

Customer service training

We also strengthened customer service trainings, particularly as a response to the economic crisis, to ensure that customers have every incentive to continue shopping with us. Mega Image conducted training for all cashiers in 2009 focused on how to best serve customers. Delhaize Belgium worked with Sales Associates to define their own personal objectives related to increasing cus-tomer satisfaction. In June 2009, Super Indo launched a year-long training program, 'I Do Care,' that uses a monthly theme to reinforce customer service objectives with Department Managers. Hannaford Store Managers continued to build on prior trainings with 'be the difference' – a program where managers facilitated three guided conversations among their associates, ultimately taking everyone to a thorough understanding of the company strategy and how each associate helps to bring it to life.



Henry Falcon,
Store Manager,
Plant City, Florida
Sweetbay

"People continue to be one of the most interesting dimensions of my job: the customers we serve but also my colleagues. I have the chance to deal with people from very diverse backgrounds. The challenge is big but so are the rewards and the learnings are continuous. My biggest pride lies in helping colleagues build key steps of their career in my store."

Performance and internal promotion

Our efforts to generate common human resources approaches across the Group are demonstrated by the implementation during 2009 of our 'Leadership Competency Model'. This model aims to define the skills, attitudes, knowledge and behaviors that outstanding leaders at the Group are expected to demonstrate. It focuses on Vice President level and above, and is designed for use in talent review processes for leaders in each operating company. The model is used in recruitment, talent identification and performance management decisions. Leveraging local expertise is at the core of our Group's strategy and a common approach makes it easier to transfer both knowledge and people.

We continue to move toward our goal of providing annual, documented performance reviews for all associates, with a target date of the end of 2011 (and not the end of 2009, as stated in the 2008 Report). In 2009, 67% of our associates received a performance review, and each operating company focused on strengthening its performance review processes and use. A lot of attention was also paid to the preparation for the 2011 deadline, including training associates on how to give and prepare for a performance review.

In 2009, 79% of our managerial positions were filled internally and an average of 20% of our associates received the opportunity to change roles during the year.

Credit where credit is due

Sweetbay Store Manager Henry Falcon, in Plant City, Florida was chosen from a group of nine finalists across the U.S. to be awarded the Food Marketing Institute 'Store Manager of the Year' Award. The cited achievements included being a pillar in the community, developing highly trained employees, delivering outstanding service, inspiring team pride and offering a diverse and inclusive culture in the workplace.

Associate relations and dialogue

Delhaize Group continued to maintain an honest and productive dialogue with its associates, in line with its long history of open and constructive relations. We are committed to treating associates fairly and with dignity and respect. We operate across many different territories, and we are committed to complying with local legislation and local customs in working with our associates.



Eric Watson,
Vice President
Talent Acquisition,
Diversity & Inclusion,
Food Lion

"For years we've heard theories about economies and workforces becoming more diverse. Today, a diverse workforce, reflecting our diverse customer-base, is a necessity."







Food Lion hired associates knowledgeable in Hispanic products and culture

Fostering diversity

Systems and training to ensure integration of all associates

We have systems in place across the Group to ensure integration of all associates. In this area Food Lion is setting the lead. In 2009, it embarked on its 'Journey to Inclusion through Cultural Competence'. Simply put, Cultural Competence is understanding yourself and others to create an inclusive environment, foster the understanding of new perspectives and tap into the talent of all associates. Food Lion's seven certified Cultural Competence 'Master Trainers', from stores and the headquarters, delivered training sessions in which they helped define cultural competence as it relates to the retail industry, connected it to the future success of Food Lion and identified areas where it can be integrated into each trainee's operations. In 2009, 680 members of Food Lion's management and upper management attended the course. In 2010, the session will continue to roll out to all store managers, and to all associates in 2011.

Elsewhere, Delhaize Belgium has worked on diversity trainings in its logistics department. The company performed diversity training exercises in 2009, with 315 associates plus 56 supervisors attending.

At Sweetbay in 2009, all supervisors in the headquarters received diversity and inclusion skills training. Through this training, leaders will be able to articulate a credible business case, utilize tracking to make observations, and intervene to apply key diversity concepts to everyday situations. By the end of 2010, all store managers and a third of department managers will attend this training.

Further reflecting our diverse customer base

Food Lion launched 63 'Sabor Latino' stores in 2009 to better serve the Hispanic community. The store strategy involves product offering, merchandising, and marketing, as well as hiring associates knowledgeable in Hispanic products and cultural awareness education. The aim was to provide convenient and relevant products and services to the growing Hispanic population. Success was reflected in increased sales. To date, 3 000 training hours were provided and recruitment of Hispanic and bi-lingual associates are ongoing.

In 2009, 25% of our U.S. associates and 33% of our Food Lion associates were from ethnic minorities.

Women in leadership roles

Supporting females in management continues to be a challenge in our industry. Women represented 51% of our associates in 2009 and held a number of senior executive positions within our operating companies, but there is still work to do.

We are taking steps to foster women leaders at Food Lion, a focus of the diversity and inclusion strategy is 'Women and Women of Color': attracting, retaining and developing diverse talent. To this end, five women from Food Lion completed the ASCENT program in 2009, with studies particularly in management acumen, strategic thinking, organizational awareness, and personal development.

ASCENT is a nationally known professional development and personal efficacy program for multicultural women in business.

Women at Food Lion, Sweetbay, and Hannaford were recognized in 2009. The 'Top Women in Grocery' award was given by Progressive Grocer magazine to three associates of the Group in 2009 – Meg Ham, Senior Vice President of Bottom Dollar Food (a banner of Food Lion); Crystal Noble, Director of Meat and Seafood, from Sweetbay; and Megan Hellstedt, Corporate Responsibility Manager from Hannaford.

Offering job opportunities

At Delhaize Belgium 1% of student jobs were retained for young people who have difficulties entering the labor market. This was the third time that the program was run, and the procedures have been continually improved. With the opening of Red Market stores in 2009, Delhaize Belgium launched a new recruitment approach that gives priority to unemployed people in the local area. Food Lion and Alfa Beta both partner with organizations to hire people with disabilities.

» case study



ASSOCIATE DEVELOPMENT – EMPOWERING OUR STORE ASSOCIATES THROUGH A NEW STORE STRUCTURE

Achieving the objectives of the 'New Game Plan' depends on excellence in operation, which in turn requires factoring in the contribution of every associate. To this end, we are promoting the empowerment of store associates – who make up the most of our headcount and who are the key promoters for our products.

Our goals are to nurture associates' sense of engagement and professional fulfillment, to improve the decision-making process and to increase productivity. We know that the design of a system that will meet all these expectations adequately needs due care. In 2009, Delhaize Belgium piloted a modified structure in a few stores with the goal of increasing associate empowerment.

Delhaize Belgium pilot

Four stores started piloting the new store structure and management program during 2009. By the end of the year, ten stores had adjusted to the new structure. The changes were geared towards allowing associates to evolve into broader areas of store operations, building in more opportunities for them to use their own initiative, and increasing their flexibility by developing a broader set of skills.

Traditionally, stores are run by a Store Manager and one Assistant, with roughly a dozen Department Managers each in charge of a product category and supported by department associates. The new structure cuts across these departments to simplify operations. Instead of 11 product departments, there are just three: fresh products (including seafood, meat, bakery, dairy, and produce), center store products (including dry grocery, drinks, drugstore, and health and beauty) and front end (including checkouts, the welcome desk and administration). Rather than having associates assigned to a single product

category, each of them is now integrated into one of the three teams. For example, an associate who formerly worked in the seafood department now works in the fresh department, with exposure to the full range of products in that area.

At the same time, store management is restructured so that the Store Manager is now supported by the three Department Managers, each of whom gains wider scope of work, including a broader view on associates' work schedules.

Well-prepared change

Delhaize Belgium emphasized communication and training when implementing the pilots. The changes in store structure were accompanied by careful preparation of the associates involved, many of whom have been working for the company for many years.

To communicate the shift to the new structure, one announcement was made in each store to associates' representatives and store managers at the same time. This was followed by targeted information sessions for Store Managers, Department Managers, and all store associates. All sessions were backed up by informational brochures.

Following the communication, a series of training programs were initiated. By the end of the year, a total of 14 000 training hours had been provided. Kris Volckaert, Vice President of Retail Support Services at Delhaize Belgium, says: "Each associate was supported in adapting to the new structure."

The primary support was a five-month training program - starting two months before the switch in every store, and continuing for three months after. At the manager level, training was provided on change management, leadership, work organization, and communication. Training was typically delivered to all managers in a store at the same time, to support team building.

Training for store associates was adapted to individual needs, covering changes in day-to-day job content and strengthening sales skills. To support the roll-out to the whole organization, clear training paths are being created and tested in the 10 pilot stores, with a range of modules linked to job description and competence development, to provide associates with long-term career plans.

Learnings

Through the 10 pilot stores, Delhaize Belgium found challenges and successes. When the changes were announced, some associates reacted with anxiety and were concerned about losing the operating framework they had become familiar with. Subsequent positive reactions demonstrated the value of the training and the communication programs that supported the changes – particularly for changes the associates initially considered difficult to accept. Long-term training paths have in particular been much appreciated.

The sought-after benefit was proven through the pilots, with store associates gaining new opportunities to develop and increased flexibility in their day-to-day work. Another benefit is that the new store structure guarantees the presence of at least one senior decision maker on site, from opening to closing time, meaning decisions can be made more quickly.

The pilots helped strengthen the training and communication to become even more responsive to associates' expectations in times of change. Discussions are now underway with trade unions over rolling out the new structure to all company-operated stores in Belgium.

14 000
training hours



>> Today

11 departments >



>> Tomorrow

3 departments >

6 teams >

caring for
our communities



›› Key factors

› Food retailers are by nature a local business, with more than 90% of our customers living within 15 to 30 minutes of our stores

› Customers, associates and their families are part of our local communities

› The financial and economic crisis has had a negative impact upon the poverty levels across our markets

›› Our responsibility

We aspire to enrich the lives of the communities in which we operate, particularly in the area of health and wellness. We donate products that fill needs within our communities, and we go beyond donations to promote appropriate nutrition and to provide local jobs that support prosperity in our communities.

›› Our tools

Community programs and actions are coordinated at the local level. Operating companies are active in their communities through these tools, each of which is illustrated on the following pages of this section:

› Food donations
› Nutrition support
› Health support
› Being a good neighbor

›› Our performance

› Performance indicators

Community involvement		2008[1]	2009[2]	Comments
Group	Products donated, thousand metric tonnes	15	18	Direct product donations from the Group to local charities. Increase in donations between 2008 and 2009 driven by Food Lion
	Cash and products in cash equivalent raised from customers, million EUR	na	11	Raised through fundraising and food drives in our stores
	Direct cash donations to charities, million EUR	5	4	Includes cash donations from our charitable foundations, sponsorships of community programs, and cash donations from store budgets
	% of direct cash donations on pre-tax profits	0.7%	0.6%	

(1) Excludes Super Indo – data unavailable
(2) Includes Super Indo



The 'Neighbor Helping Neighbor' coalition of partners with Food Lion products

18 tonnes
of products donated to food banks



First food bank operation at Mega Image

Food donations

All our companies are involved in food collection and donations, and 2009 brought an increase in use of food banks due to the effects of the economic crisis. In 2009, 18 tonnes of food were collected and donated by our companies across the Group, with Food Lion donations representing 13 tonnes.Following are details of 2009 programs across the Group.

> Delhaize Belgium's annual campaign week for food banks, in which customers donate the value of a breakfast or dinner, harvested 330 000 meals in 2009. In the spirit of New Year festivities, Delhaize Belgium ran a novel campaign on its website, donating EUR 25 in food for each photo or video uploaded by a member of the public on its chain of 'new year toasts'.

> Alfa Beta donated 1.5 tonnes of food to food banks, building on a program started more than 10 years ago by one of the company's founders. Non-perishable food items that aren't sold are collected from stores prior to their expiration dates, consolidated at the Alfa Beta distribution centers, and then donated to orphanages and centers for the elderly.

> Mega Image ran its first food bank operation in partnership with the Red Cross in 2009, using a collection box displayed in all stores for donations of non-perishable products. In three months, 11 857 kg of product

were collected, along with approximately EUR 2 600. It benefited 900 families and elderly people without sufficient income to support themselves. Mega Image was one of the first retail chains in Romania to set up a food bank. Because of the novelty of the initiative, it also ran campaigns to educate customers on the benefits of donating products.

> Food Lion partnered with 'Feeding America' and Western Union to donate USD 100 000 to support the 'Kids Café' program, a Feeding America program that serves hot, balanced meals to kids every weekday. In addition to the cash raised, Food Lion donated 13 tonnes of food to various organizations in 2009, including to fire fighters working to contain the Myrtle Beach wild fires in South Carolina. Its 'Hunger Has a Cure' campaign organized at the end of the year allowed customers to purchase ready-made food boxes or donate non-perishable items to support food banks affiliated with 'Feeding America'.

> Hannaford ran its 'Hannaford Helps Fight Hunger' program raising USD 890 000 to benefit eight food banks within its five-state operating area. The funds provided an estimated 475 600 healthy meals to people in need.

> Sweetbay ran its partnership with 'Feeding America' in which each store is partnered with a food bank.

Sweetbay also ran its 'Box Out Hunger Holiday Food Drive', in which customers purchased 17 000 boxes (each providing a meal for a family of four) for USD 10 to donate and distribute to food banks. In another program with 'Feeding America', Sweetbay supported Tampa Bay's 'Kids Cafe' by donating USD 30 000 to open a new 'Kids Café' which serves 1 000 nutritious meals weekly to children five to twelve years old.

> Super Indo provided 2 500 low price food packages to people in need and participated in the distribution of free groceries for 1 000 'custodians of Jakarta' (city environmental caretakers).

Nutrition support

We see our responsibility as extending beyond donating products, to providing help in promoting appropriate nutrition. Our operating companies' initiatives in this direction range from direct support, such as Food Lion's actions to feed needy kids after school, to encouragement, such as the Delhaize Belgium 'Healthy Breakfast at Schools' campaign.

To educate families about budgeting and making healthy choices, Food Lion initiated the 'Hoos Healthy Family Shopping Night'. This pilot program was offered for families and students attending a summer program at the University of Virginia, which has an objective of decreasing the area's



Super Indo provides donations to earthquake victims in West Sumatra

childhood obesity rate. Food Lion's aim with 'Hoos Healthy' was to help parents become involved in the healthy initiatives discussed during the University's program. By bringing children and their parents into its stores outside normal shopping hours, Food Lion was able to demonstrate the range of healthy foods it offers and provide information about healthy eating. Food Lion will expand this pilot program in 2010 to reach more families.

During 2009, Hannaford continued its 'Food Play' program of nutrition education at 100 elementary schools. 'Food Play' is a live, interactive theater event that gives children tools to fight the growing problem of childhood obesity. Hannaford also continued to run 'Healthy Living' classes in stores.

Sweetbay sponsored a 'Classroom Grants for Teachers' program in the public schools, which provided money directly to teachers for development of innovative nutrition education programs. They also underwrote 'Salud! Serie de Charlas,' a program entirely in Spanish that promotes health and nutrition. One session of the program featured a Sweetbay cooking demonstration, highlighted Guiding Stars, and provided nutrition tips.

Health support

While as a food retailer our primary focus is on food donations and nutrition, we also take our responsibility a step further to provide overall health support.

Funds for medical assistance

Children in Gabon, the Central African Republic and Mozambique are all potential beneficiaries of an action taken by Alfa Beta. These were the target countries for a 2009 campaign in all 203 Alfa Beta stores to help eradicate newborn tetanus. In partnership with UNICEF and Procter and Gamble, for every pack of Pampers sold, Alfa Beta offered the price of two vaccines (twice what other retailers offer). In 2007 and 2008 it collected 1 300 000 vaccines - enough to cover the needs of countries such as Kenya and Congo. In 2009, it collected an additional 670 000 vaccines.

Super Indo cooperated with the World Food Programme (WFP) in a 'School Feeding Programme' to fight malnutrition in children

Melanie Wibowo Dharmosetio,

Vice President for Corporate, Organization Development & Human Resources, Super Indo

"Through the World Food Programme's (WFP) school feeding initiative, children receive a daily ration of food with the objectives of improving their nutrition and their school attendance and performance. Super Indo's commitment to help WFP, including raising funds from customers, is part of our dedication to assist people in need throughout Indonesia."




Beach cleaning: Alfa Beta's first volunteering program





ages 6-12, especially in the poorer provinces of West and East Nusa Tenggara. Customer fundraising to support WFP's program will continue through the end of February, 2010.

Alfa Beta donated EUR 0.10 per bank transaction using the Alfa Beta Visa card (for a total of EUR 5 300) to a non-governmental organization, Anasa, that works to reduce food disorders such as anorexia and bulimia.

On top of its annual support to the 'Children's Miracle Network' and 'Easter Seals', Food Lion pledged USD 1 million to support a building that will include care for children with illnesses and injuries. The 'Barry and Bill Battle Building' will house specialists in the area of cancer, heart disorders, diabetes, and other illnesses.

Fitness opportunities

As part of its desire to make associates more aware of health and wellness issues, Alfa Beta runs a range of fitness and sports programs, and provides free-of-charge participation for associates' children to attend sport camps. In 2009, 440 children ages 7-14 went to camps, subsidized 100% by the company.

Thousands of customers now take part in the aerobic exercise sessions that Super Indo offers at its stores every weekend, delivered by aerobic instructors. The exercise sessions were augmented at two stores by aerobic gymnastic competitions. In addition to the obvious health benefits of exercise, these activities increased communication with our customers. Super Indo and some of its local suppliers initiated related local activities with a community health dimension. For instance, after the exercise session, awareness campaigns have been run on prevention of

osteoporosis, linked to a promotion for high calcium milk.

Being a good neighbor

Our operating companies contribute to their communities in many ways. In 2009, the Group made corporate cash donations of EUR 4 million to charitable causes, equivalent to 0.6% of its pre-tax profits. An additional EUR 11 million were raised from our customers during the year.

When earthquakes hit Indonesia, Super Indo combined customer donations and direct company support to aid six of the hardest hit regions in West Sumatra and to rebuild a school.

Throughout 2009 we continued to support education in our communities. Food Lion runs a math night – transforming a grocery store into a classroom to give families an opportunity to work together and apply math skills in a fun and friendly way. The company's scholarships support students from ethnic minorities. Hannaford ran 'Hannaford Helps Schools', in which purchase of 1 200 designated products led to direct targeted donations to the school of the customer's

choice, topped up by an additional donation from Hannaford. Sweetbay ran a similar campaign, 'Sweetbay Supports Schools'.

We also encourage direct volunteering in the community by our associates. Delhaize Belgium provides financial or logistic support to associates volunteering outside working hours. In Greece, Alfa Beta ran its first volunteering program to clean a beach and plant trees to halt erosion. More than 60 employees from Alfa Beta's central offices took the day off to participate. They gathered more than 60 bags of garbage and planted more than 100 trees.

Food Lion associates volunteer to support food bank donations, and Hannaford continued its partnership with the United Way on an annual 'Day of Caring', which included rehabilitating parks, sorting food at food pantries and landscaping at elderly housing complexes. Sweetbay also got involved in volunteering by participating in the 'Sunset Beach Coastal Cleanup'.

In Belgium and the Grand-Duchy of Luxembourg, Delhaize Group has established a cohesion fund to promote good neighborliness. In 2009, its second year, it donated EUR 173 455 to bring communities and neighborhoods closer together through the support of grass-roots projects.

healthier PLANET


MAYFIELD
Birthday Cake
MAYFIELD
Chocolate Chip Cookie Dough
MAYFIELD
Homemade Vanilla
MAYFIELD
Banana Split
MAYFIELD
Turtle Tracks
MAYFIELD
Vanilla Bean
MAYFIELD
Chocolate
NEW ITEM



〉〉 Reducing our impact on climate change `FOCUS AREA`

We are committed to understanding our impact on the environment and working to counter climate change. Year-on-year, we are determined to reduce our energy consumption and the greenhouse gas footprint of our operations, through changing the way we operate and investing in cost-effective technology.

〉〉 Wasting less, recycling more

We are taking steps every day to reduce the waste in our business. Through reducing our own waste, providing opportunities for customers to recycle, and improving the packaging on our products, we take responsibility to improve the health of the environment.

reducing our impact
on climate change



» Key factors

› **Energy accounts for approximately 10% of our store operating costs**

› **We have a direct impact on climate change, particularly via emissions from energy consumption, refrigerants, and transportation**

› **The Copenhagen summit demonstrated that climate change is firmly on the international agenda**

» Our responsibility

We are committed to understanding our impact on the environment and working to counter climate change. Year-on-year, we are determined to reduce our energy consumption and the greenhouse gas footprint of our operations, through changing the way we operate and investing in cost-effective technology.

» Our tools

A Climate Change Synergy Team with experts from each operating company is leading the implementation of our Group strategy, with regular sharing of progress on our strategic goals and best practices to reduce our impact on the environment. We use these tools each of which is illustrated on the following pages of this section:

› **Measuring greenhouse gas emissions**
› **Responsible energy use**
› **Refrigerants and cooling**

Case study:
Building greener buildings

›› Our performance

› Performance against our strategic goals

Strategic goals	Missed	Met/ on track	Target date	2009 Details	Next
Reduce total retail electricity use per sales area in Belgium by 35% from the baseline year of 2005		■	Dec-2020	6.3% reduction in 2009, exceeding target of 4% reduction	Continue reductions in 2010 toward 35% goal
Measure and report the greenhouse gas (carbon) footprint for the Group on an annual basis		■	ongoing	Measured 2008 and 2009 carbon footprints, Group-wide, Scopes 1 and 2	Will conduct measurement for 2010 in early 2011
Set carbon footprint reduction targets and review annually	■		Dec-2009	Did not complete carbon reduction targets in 2009, pushed to 2010	Will conduct carbon reduction targets workshop in 2010
Switch refrigerants from ozone-depleting CFCs and HCFCs to ozone-friendly refrigerants throughout the Group, while minimizing Global Warming Potential (GWP)		■	ongoing	21% of stores do not use ozone-depleting substances in central refrigeration systems	Continue to switch refrigeration systems to ozone-friendly refrigerants
Continually target zero refrigerant emissions through the use of Advanced Refrigeration Technology (ART) and improved maintenance practices	■		ongoing	Mass of refrigerant emissions in 2009 was 81 grams per m^2 sales area, up slightly from 79 in 2008	Application of more ART and improved maintenance practices in 2010

› Awards

> **› Delhaize Belgium:**
> 'Belgian Environment and Energy Awards' from EEAwards (EC&P)
>
> **› Hannaford:**
> 'Climate Champion Award' from Clean Air Cool Planet
>
> **› Food Lion:**
> › 'Energy Star Sustained Excellence Award' from the US Environmental Protection Agency (EPA) – 7th year in a row
> › 'Green Chill Distinguished Award' for new store in Columbia, South Carolina from EPA



Store energy consumption
(per m^2 sales area)



781 — 2008
762 — 2009



8%
renewable
electricity

 # Our performance (continued)

› **Other performance indicators**

CO₂ emissions		2008[2]	2009[1][2]	Comments
Group	Total carbon equivalent emissions, tonnes CO_2e	2 737 905	2 742 099	While our Company grew by 85 stores in 2009, our total emissions were essentially the same as 2008 due to reductions in energy usage in our existing facilities
	Total carbon equivalent emissions per m² sales area, tonnes CO_2e/m^2	0.617[3]	0.608	
	Store CO_2 emissions per m² sales area, tonnes CO_2e/m^2	0.530	0.531	Normalized store emissions were essentially the same from 2008 to 2009, with lower energy usage but higher emissions associated with the replacement of ozone-depleting refrigerants

Energy consumption – in our buildings		2008[2]	2009[2]	Comments
Group	Total energy consumption, GWh	3 766[4]	3 719	Electricity plus fossil fuel consumption
	Total energy consumption per m² sales area, kWh/m²	849[3][4]	825	
	Store energy consumption per m² sales area, kWh/m²	781[3][4]	762	Store energy consumption per m² of sales area declined by 2.9%

Energy consumption – in our logistics		2008[5]	2009[6]	Comments
Group	Total distance traveled by owned and by third party trucks, million km	176	167	Delhaize Belgium and Alfa Beta, heavily using third party trucks for deliveries, decreased third party trucks distance, by up to 42% at Alfa Beta
	Distance traveled by owned trucks, million km	116	116	Food Lion and Hannaford, heavily using owned trucks, decreased the travel distance of their owned trucks by 3% and 6% respectively. The inclusion of Super Indo and an increase of distance traveled by owned trucks at Sweetbay, Alfa Beta and Delhaize Belgium compensate the decrease
	Fuel consumed per 100 km by our owned trucks, liters/100km	40	40	

Renewable energy		2008	2009[2]	Comments
Group	Total renewable electricity consumed on site, GWh	na	264	Renewable electricity consists of renewable electricity used and produced on site as well as green electricity contracts
	% renewable electricity on total electricity consumed	na	8%	
	Avoided grid electricity CO_2 emissions, tonnes CO_2e	na	69 767	Renewable electricity data is driven by Delhaize Belgium's sourcing of renewable electricity from AlpEnergie

Refrigerants		2008[2]	2009[2]	Comments
Group	% of stores that use ozone friendly substances in central refrigeration systems with greater than 23 kg charge	na	21%	In 2009, we refined our data collection methodology for a more accurate indicator; 2008 data is therefore not comparable
	% of ozone-friendly refrigerants used on total refrigerants used	na	38%	
	Mass refrigerant leakage per m² sales area, g/m²	79	81	Leakages increased mainly due to the large number of switches to ozone-friendly refrigerants in our U.S. stores
	Emissions from refrigerants per m² sales area, kg CO_2e/m^2	154	162	Carbon equivalent emissions from refrigerants were higher in 2009 due to an increase in leakages and the switching to ozone-friendly refrigerants that have higher Global Warming Potential (GWP)

(1) Our carbon footprint calculation follows Scopes 1 and 2 of the GHG Protocol. In 2009, we expanded our data collection slightly to include associates business travel (by car and plane) while in 2008 only executive flights were included. The 2009 footprint was also adjusted to exclude (where possible) transportation to affiliated stores (part of Scope 3 under the GHG Protocol).
(2) Includes Super Indo
(3) The method for calculating the sales area changed in 2009 to consider the sales area of all stores open at the end of the year. In 2008, the sales area was based on stores that were open for the full year. The 2008 value has been updated to reflect this new approach.
(4) 2008 data corrected due to an error with the energy conversion factor for light fuel at a store (which resulted in an artificially high value). The error did not impact the carbon footprint calculations.
(5) Excludes Super Indo and Mega Image – data unavailable
(6) Includes Super Indo and Mega Image



Group CO$_2$ emissions
(by facility type)



Stores - **87.3%**
Distribution centers - **5.1%**
Offices - **0.5%**
Product transport - **6.2%**
Associates travel - **0.9%**

Group CO$_2$ emissions
(by source)



Electricity - **62.9%**
Natural gas - **2.6%**
Propane - **0.6%**
Light fuel - **0.2%**
Refrigerants - **26.6%**
Associates travel - **0.9%**
Product transport - **6.2%**

Measuring greenhouse gas emissions

The UN summit in Copenhagen raised climate change discussion to the highest level of government. The resulting 'Copenhagen Accord' reflects a political consensus on the need for a long-term, global response to climate change.

Delhaize Group is determined to play its part. In 2008, we began measuring our emissions across the Group, a practice that we will continue annually. We are using those measurements to further evaluate and refine our use of energy and refrigerants.

Measuring our footprint

Making real progress in cutting our carbon footprint requires accurate knowledge of current emissions. This is why we instituted an annual evaluation by external consultants (Environmental Resources Management), employing internationally recognized guidelines.

In the previous Report, we released our 2008 footprint results following Scopes 1 and 2 of the World Business Council on Sustainable Development's (WBCSD) Greenhouse Gas Protocol and covering CO$_2$ and equivalent emissions from stores, distribution centers, support offices, direct freight distribution, and private business flights. In 2009, we expanded the footprint calculation by adding fuel-use from company cars and commercial flights taken by associates on business. These had only a small impact on the total emissions, but they are a further step towards completeness of our footprint calculation.

Our total annual CO$_2$ equivalent emissions for the Group increased slightly from 2.738 million to 2.742 million tonnes, due to the increase in scope. Considering only the scope looked at in 2008, our emissions decreased to 2.733 million tonnes. This decrease came even as we added stores to our network, which caused a slight increase in our emissions from stores. This increase was more than offset by decreases in emissions from distribution centers, headquarters, and product transport.

Firmer steps towards lower emissions

In 2009 we started developing a strategic plan for cutting our emissions. On the basis of the carbon footprint results for 2008, the Energy Directors of our operating companies came together to create a 10-year plan for reducing energy consumption across the Group. We will finalize the plans in early 2010 and follow them with a workshop to establish long-term emission reduction targets.

Responsible energy use

We need energy to provide the products our customers seek, but we act with responsibility in the way we use and source energy. We not only reduced energy use in our facilities from 2008 to 2009, we continue to produce more energy on-site via renewable technologies. And we purchase 'green' energy to provide a portion of our electricity needs.

Reducing energy use

In parallel to the development of a Group-wide energy reduction plan, each operating company individually has set its own targets

for cutting energy use. We have shown we are good at reducing energy consumption, and we are getting better all the time. This is reflected in our store-level numbers: energy consumption per square meter sales area fell from 781 kWh/m^2 in 2008 to 762 kWh/m^2 in 2009.

Our approaches focus on refrigeration, lighting, temperature control, ventilation, transport fuel, IT, and on educating associates about the role they can play. Our operating companies also partner with peers, government agencies, and non-governmental organizations to further learn and collaborate on innovative solutions to saving energy.

Delhaize Belgium's 'Energy Plan 2020' sets a clear goal of reducing store electricity use by 35% per square meter by 2020 over the 2005 baseline. In recognition of this bold goal, it received the 'Business Energy Award' from the 'Belgian Environment and Energy Awards'. In 2009, it reduced electricity consumption per square meter by a further 6.3% – way ahead of its target for the year of a further 4%, and bringing its total reduction from 2005 usage to 12%.

The push at Delhaize Belgium to achieve its ambitious energy goal is supported by a number of initiatives. An energy audit reviews heating, lighting and cooling for new stores. In existing stores, modifications are introduced to reduce energy consumption as part of the 'start to save' program. Every store is also monitored to allow prompt reaction when consumption rises. In 2009, Delhaize Belgium installed a special anti-condensation

More than

69 000

tonnes CO_2 avoided per year thanks to the purchase of renewable energy





film on refrigerator doors in 33 stores. This move eliminated the need for heating devices to prevent condensation, resulting in small individual savings but significant cumulative economies. With all of the energy-saving measures combined, the 2009 store remodels reduced energy consumption in stores by between 30% and 40% (compared to an average unremodeled store). The two new Red Market stores in Belgium consume 60% less electricity than an average supermarket.

Alfa Beta's 'Energy Plan 2020' sets a clear goal of reducing store energy use by 25% by 2020 over the 2005 baseline. In 2009, it reduced energy consumption by a further 5%.

Philippe Henri Heymans,
Vice President Store Design,
Indirect Procurement
& Environment,
Delhaize Belgium

"Reducing our buildings' environmental impacts starts at the design level and is at the center of my day-to-day work. 2009 has been an exciting year. We launched our new Red Market stores, consuming 60% less electricity than an average supermarket. We also opened our new distribution center equipped with a series of environmentally-friendly technologies, including solar panels on the roof."



Sweetbay installed LED lighting in refrigerated cases in 15 stores – they produce less heat and are more energy-efficient



The overall impact of 2009 energy reductions at Food Lion represented savings of 110.2 billion BTUs (British Thermal Units), exceeding its target and generating USD 2.5 million in savings. It also continued on the path to gain Energy Star certifications, adding 109 certifications in 2009 for a grand total of 898 certified stores (67%). In recognition, it picked up yet another 'Sustained Excellence' award from the U.S. Environmental Protection Agency and is the only supermarket to receive the award for seven years in a row.

New light on an old problem

'Turn off the lights' is good advice when they are not needed – but it requires some special approaches in spaces such as our stores. One way to cut energy use is by installing motion sensors, so that the lights come on only when someone approaches. This is particularly useful in areas used by staff, but it can also be used to good effect in refrigerated food cases. Hannaford installed this technology in two stores in 2009 and plans

to add 20 stores in 2010, while Sweetbay installed it in 16 stores. Alfa Beta continued to install motion and natural lighting sensors in storage rooms and restrooms. It also continued to install automatic control systems that reduce human intervention in operating lights.

The approach of installing more efficient lighting is still important. Sweetbay installed LED (Light Emitting Diodes) lighting in refrigerated cases in 15 stores, because they produce less heat and are more energy-efficient. It is planning to do the same in a further 45 stores in 2010. Alfa Beta did the same in one store. Delhaize Belgium tested LED lights in refrigerated cases in 25 stores and in parking lots. Mega Image installed new energy-efficient lighting in all stores. Super Indo replaced lighting in stores with the highest efficiency fluorescent bulbs. And the most efficient approach of all – maximizing daylight – has been used in the 'green building' techniques in the new stores that the Group opened in 2009.

For more details, please see the case study on p.64

Freezing out the costs

When Sweetbay exceeded its own target of a 12% cut in energy costs for the year, achieving a 13.1% reduction, it proved the merits of putting doors on medium-temperature cases in six of its stores. The result was dramatic: refrigeration units ran for 50-75% less time, saving one million kWh per year. Unsurprisingly, installation is planned for 40 more stores for 2010.

The process of installing doors on refrigerated cases is gathering pace across the operating companies. In Greece, Alfa Beta installed them in 53 stores, and they are now a standard for all new and remodeled stores. Delhaize Belgium continued its work to close cases as part of its 'Energy Plan 2020'. It has now put doors on cases in more than 21 supermarkets.

Mega Image also cut energy consumption by reducing the number of cold rooms in its in-store storage areas by 50%. This was enabled by a push to centralize fresh product deliveries, thereby decreasing the amount of cold storage needed in stores. Mega Image's first Red Market, opened during the year, was designed to consume less energy than the typical store, particularly by installing doors on refrigerated cases.

Renewable energy on-site

As renewable energy sources become more efficient, our companies have increased their investment, particularly in solar panels. Delhaize Belgium has installed 25 000 m^2 of tubular solar panels with a capacity to produce 1.78 GWh (significantly more electricity per square meter than flat panels), thanks to their collection of both direct sunlight and light reflected from the roof. Its new distribution center opened in September 2009 with more than 3 000 m^2 of photovoltaic panels, producing 370 MWh of electricity per year. An array on the roof at Alfa Beta's Ethniki Mega store can produce 20kW. Mega Image uses panels to heat water at three new stores. Food Lion has allowed installa-


» Future Delhaize Group U.S. Physical Network
Illustration:
Suppliers ship to a central warehouse where goods are cross docked and re-distributed internally
DELHAIZE GROUP

781 tonnes of CO_2 saved through U.S. Supply Chain Master Network Project

tion of solar panels on the roof of one store and on one distribution center. Hannaford completed installation on one more store, making a total of five stores with a cumulative output of 250 MWh/year.

During 2009 we continued to apply and research other renewable technologies. The Hannaford Platinum LEED®-certified[(1)] store utilizes geothermal energy for heating and cooling the store.

For more details, please see the case study on p.64

Hannaford also completed two years of research on wind data at its New York distribution center. The data showed that sustained wind levels at the site are too low to efficiently produce wind energy. In its place, Hannaford is researching other options for renewable energy applications at distribution centers.

Purchasing green power

Delhaize Belgium continued, for the third year, to purchase 'green' electricity from AlpEnergie, a hydro-electric supplier. The consequent savings in CO_2 amounts to more than 69 000 tonnes per year. Food Lion purchased Renewable Energy Credits for its new store in Columbia, South Carolina, equivalent to 100% of the store's electricity use for two years. And Hannaford purchased Renewable Energy Credits from a Maine wind farm equivalent to 100% of electricity use at its LEED-certified store for two years.

Driving down consumption

Measures taken across the Group in 2009 to increase the efficiency of transporting products from our distribution centers to our stores resulted in a decrease in truck travel (from 176 million km in 2008 to 167 million km in 2009). In addition, our transportation teams implemented new truck designs and driver incentives to reduce overall fuel use.

In 2009, Delhaize Belgium achieved fuel savings of up to 10% by giving its truck drivers eco-driving courses and incentives to use less fuel. Transport optimization initiatives allowed further reductions. It put into service an imaginative split-level 'eco-truck' with 60% more capacity but with no increase in overall size. The truck offers different levels of cooling on each deck, allowing transport in one vehicle of goods that require different levels of chilling, and which would previously have required the use of two separate trucks.

Hannaford attained a 7% fuel economy improvement in 2009 through reducing wind drag on its trucks and saved a further 2 gallons (7.6 liters) of fuel per week, per truck by reducing engine idling at its New York distribution center. It also added 28 hybrid refrigerated trailers to its fleet. Although Hannaford is just starting to test these trailers, all indications are that the hybrid trailer running on electric power cuts diesel fuel consumption by 70%, with a corresponding reduction in emissions.

Super Indo cut down on fuel consumption by redesigning its delivery routes and schedules.



In the U.S., a partnership with our suppliers through the Supply Chain Master Network Project led to the streamlining of their deliveries to our distribution centers, so that fewer truckloads were needed to deliver our products. As a result, travel in 2009 was cut by 413 244 miles, equivalent to 781 tonnes of CO_2 saved when compared to 2008.

Refrigerants and cooling

Keeping food fresh often means keeping it cool. We provide a lot of fresh food, and we need a lot of cooling – and that presents us with big challenges. We strive to keep our energy use down to the minimum while addressing two very specific refrigeration issues: switching to ozone-friendly refrigerants, and reducing greenhouse gas emissions from leaks in our systems.

Ozone-friendly zone

Across the Group, 21% of stores were using only ozone-friendly refrigerants in 2009 (in systems with a charge greater than 23 kg). We continued to replace ozone-depleting

(1) LEED and the related logo is a trademark owned by the U.S. Green Building Council and is used by permission.



Delhaize Belgium's new distribution center uses a CO$_2$ refrigeration system



21%

of our stores use only ozone-friendly refrigerants

refrigerants with ozone-friendly ones in 2009 - 48% of stores use some level of ozone-friendly refrigerants (compared to 46% in 2008).

Among the many initiatives taken by operating companies to switch to more ozone-friendly refrigerants and cooling systems, Delhaize Belgium used alternatives to ozone-depleting hyrochlorofluorocarbons (HCFCs) in all new and remodeled stores. Super Indo placed ozone-friendly refrigerant in two stores in 2009, and plans to use it for all new purchases of refrigeration equipment. Food Lion exceeded its 2009 goal of 3.5% reduction of HCFCs (it achieved more than a 4% cut). Along with Hannaford, it made use of Advanced Refrigeration Technology, which uses no ozone-depleting refrigerants, provides reclaimed heat for use in stores, and has the potential to reduce energy use. Sweetbay replaced an HCFC system at its distribution center with an ozone-friendly system, and converted six stores to ozone-friendly refrigerants (with 25 more planned for 2010).

Sensible switching

While making progress towards completing refrigerant changes, we are actively monitoring those impacts on our greenhouse gas emissions. Common ozone-friendly refrigerants are often gases that have a higher Global Warming Potential (GWP), generating more potent emissions when they leak. To combat the issue of rising greenhouse gas emissions when switching to ozone-friendly refrigerants, we take two approaches: searching for replacement refrigerants with the lowest impact on emissions (with low GWP) and improving maintenance practices to reduce refrigerant leaks.

An example of using a low-GWP refrigerant is Alfa Beta's new distribution center in Oinofita, equipped with an advanced refrigeration system which uses ammonia (NH$_3$). The distribution center in Thessalonica also uses ammonia. Delhaize Belgium installed a CO$_2$ (non ozone-depleting and low GWP) refrigeration system at its new distribution center in Zellik.

With their switches in refrigerants, Hannaford and Food Lion have reduced the overall amount of refrigerant used and improved the tracking of leakages – both of which further reduce emissions. Sweetbay also reduced refrigerant loss through improved preventative maintenance.

Even with these improvements across the Group to install advanced refrigeration technology, reduce leaks, and switch some systems to low-GWP refrigerants in 2009, our overall refrigerant emissions still increased slightly (from 79 grams to 81 grams per m^2 sales area). Increased use of hydrofluorocarbons (HFCs) as replacements for ozone-depleting refrigerants, particularly in the U.S. stores, drove the increase. We aim to reverse that trend. Toward our Group-wide goal of reducing total carbon equivalent emissions from refrigerants, we will continue to test new technologies and refrigerants to cut the impact on climate change, in conjunction with switching to more ozone-friendly substances.

» case study



CLIMATE CHANGE – BUILDING GREENER BUILDINGS

We are creatively redesigning our buildings to be better environmental performers. Our approach is to achieve improved environment performance for the entire building, rather than assessing just some components or individual systems. Since stores are the largest part of our operational footprint, taking action there has a significant influence.

To ensure thoroughness, we use external certification schemes where they exist. In the U.S. we have operated in line with the U.S. Green Building Council's (USGBC) Leadership in Energy and Environmental Design (LEED) certification, which encompasses the full environmental impacts of a building. LEED certification comes in four levels (certified, silver, gold, and platinum) – the more green building techniques are applied, the higher the level of certification. We also use other certification schemes focused on energy use, such as the U.S. EPA's EnergyStar certification and the European Union's GreenBuilding program.

Green buildings bring real benefits to the environment. But there are also valuable results in very practical terms. Energy-efficient designs mean lower operating costs, which allows us to recoup any additional investments in the building. The store environment is improved for customers and associates by greater use of daylight and fresh air, and doors on refrigerators

keep the temperature more comfortable for shopping as well as saving energy.

A platinum winner

All our operating companies in the U.S. built stores in 2009 to meet the USGBC's LEED standards. But 2009 saw a new breakthrough, with the opening of a Hannaford store in which many new techniques were pioneered, and which was rewarded with a platinum level LEED certification – the only new supermarket in the world to have achieved this.

This store is a comprehensive environmental high-performer – from the building shell to changes in store operations. We've added doors to more refrigerated cases, and added night shades on open cases to keep cool air in. The innovative daylighting system generates a light and airy interior by making use of skylights and solar tubes that draw sunlight down to product level. Its green roof is planted with drought-resistant plants, which both insulate the store and help manage rainwater. The store recycles most of its waste, including food waste. And the site includes a user-friendly bottle and can recycling center for customers.

> The aims:
> › To reduce energy use by 30% compared to a typical Hannaford store (59% less than the average supermarket)
> › To reduce water use by 38%
> › To recycle at least 70% of operational waste

> The equipment:
> › 180-panel photovoltaic solar array, supplying more than 50 000 kWh a year (approximately 3% of the store's needs)

› Geothermal heating and cooling, with two 250-metre wells
› An 'Advanced Refrigeration Technology' that uses less than half the refrigerant and 50% less energy than a conventional system
› Low-flow, dual flush toilets; waterless urinals; low-flow faucets; and ice-free seafood cases

Its construction was carefully considered, too: 96% of the materials from the former high school that occupied the site were re-used or recycled, including blackboards and desks donated to charitable organizations, and 99% of the construction site waste was recycled or reused.

Breakthroughs are never easy all the way through. This was a time-consuming project, and initial costs were considerably higher than a conventional store. But Hannaford recognized that the store had compensating advantages as a laboratory for innovative technologies. So far, energy use in the store is on track against projections, which equates to substantial cost savings. Hannaford has already applied learnings from the store to other new stores and remodels, including ice-less seafood cases, doors on more refrigerated cases, low-flow rest-room fixtures, and advanced refrigeration systems.

Across the Group

The same objective of improved environmental performance is driving developments across our operating companies.

In December 2009, Food Lion opened its first store designed to meet LEED certifica-

Number of green buildings across the Group at the end of 2009:

> **1** LEED-certified store in the U.S. (plus 2 pending)
> **898** Energy Star certified stores in the U.S.
> **1** EU GreenBuilding certified store in Greece.



1. Green roof system (see also photo on p.64)
2. Solar panels
3. Windows for daylighting
4. Geothermal heating and cooling

-59%
energy consumption compared to a typical supermarket

tion in Columbia, South Carolina. It aims for silver-level certification in 2010. The store's refrigeration system was awarded gold-level certification from the EPA's GreenChill partnership. Energy consumption is down 20% and water consumption is 44% lower than a conventional store. The savings result from many of the smart features we are introducing across the Group, including high-efficiency lighting that dims automatically when natural light is sufficient, LED lighting in the frozen food cases, and sensor-activated waterflow in restrooms. In this project too, the construction made extensive use of recycled materials and locally-sourced materials, and more than 85% of construction waste was recycled rather than sent to landfill.

Sweetbay applied for LEED certification for its new store in Tarpon Springs, Florida, opened in November. The store design and equipment reduces energy consumption by 22.7%. Water use is cut by a dramatic 92.2%, through installing low-flow fixtures in the store and using reclaimed water to flush toilets. Environmental considerations extend beyond the walls of the store itself, with enhanced customer recycling and easy bicycle access and parking.

Alfa Beta's Ag. Dimitrios store opened in August 2009, and secures more than 25% energy savings – the threshold to qualify under the EU GreenBuilding scheme. Since opening, the store has achieved energy savings of 32% (equivalent to 344 MWh/year) compared to conventional stores. The savings are a direct result of improvements throughout the store, including covered freezers, reduced lighting in refrigerated cases, increased daylight, energy-efficient

lighting with timers and motion sensors, and ventilation systems that respond to need. In 2010, Alfa Beta will open a complete green building in Stamata, applying renewable energy, advanced refrigeration systems, water-saving technologies, and many other techniques.

Ruben Lemelin,
LEED Store Manager, Hannaford

"Our customers are proud to shop at the first supermarket in the world to achieve the highest standards of the U.S. Green Building Council. They appreciate how the store is unique – everything from the increased natural light to the use of recycled and sustainable materials.
They really like that despite all of its cutting edge features the store is still their Hannaford."

wasting less, recycling more



Key factors

› **Food retail is a waste intensive industry**

› **Reconciling the issue of packaging and food safety/safe delivery remains a major industry-wide challenge**

› **Reducing waste from our retail stores and warehouses reduces costs and benefits the planet**

Our responsibility

We are taking steps every day to reduce the waste in our business. Through reducing our own waste, providing opportunities for customers to recycle, and improving the packaging on our products, we take responsibility to improve the health of the environment.

Our tools

We use these tools across the Group to reduce waste, each tool is illustrated in the following pages of this section:

› **Operational waste management**
› **Customer recycling**
› **Carrier bags**
› **Sustainable packaging**

› **Awards**

> › **Alfa Beta:**
> › '**CSR Award for the First Mobile Recycling Center**' from the Greek Advertising Association
> › '**Best Retail CSR Strategy Award**' from Emporiki Bank Retail Business Awards
> › '**Recycling Fried Cooking Oil Award**' from the Money Conferences, Ethos Media

Our performance

› **Performance indicators**

Waste and recycling		2008[1]	2009[1]	
Group	Total amount of waste generated, metric tonnes	431 676	436 062	
	% of waste recycled	51	51	
Carrier bags		2008[2][3]	2009[3][4]	**Comments**
Group	Number of non-reusable carrier bags distributed, in millions	2 446	2 378	Promotion of reusable bags continues to decrease our use of non-reusable plastic and paper bags
	Average number of non-reusable carrier bags distributed per transaction	2.8	2.6	

(1) Excludes Alfa Beta, Mega Image, Super Indo – data unavailable
(2)Excludes Super Indo – data unavailable
(3)2008 data corrected after an error was found
(4) Includes Super Indo




51%
total recycling
across the Group

Operational waste management

Any respectful approach to planet-friendly policies has to take account of reducing waste. Each of our operating companies consequently conducts its own local programs to ensure that the Group-level objective of a healthier planet is consistently pursued.

Far-sighted management policies and determined efforts by our companies are keeping the volume of waste we produce low. Across the Group, the total percentage of recycling was 51%, consistent with 2008.

Source reduction

Our operating companies continue to identify ways to reduce waste. Delhaize Belgium introduced reusable plastic boxes for transporting eggs and potatoes from warehouses to stores, which reduced cardboard waste. Mega Image also reduced waste from shelf signs by changing to electronic shelf labels for more than 2 000 products and reduced paper use (and waste) by redesigning dispatch notes from the logistics department.

Recycling shipping materials

Recycling is not a new activity for our companies – many have been doing it since the 1970s – but it is becoming increasingly focused on intervention where it counts. And where it counts most is in the largest portions of our waste streams: the material that we use to ship products to our stores. Stores in the U.S. and Belgium are equipped with a press that squeezes this discarded cardboard and plastic film into tightly-compressed bales. The bales are shipped back to the warehouses by our trucks as they return from delivering products to stores, and from there consolidated to send to recycling firms. In addition to cardboard and plastic film, our companies actively recycle a range of other items from our stores, offices, and warehouses (including wood and plastic containers). Mega Image installed balers in warehouses and in two pilot stores to bale cardboard and plastic and send them to specialized companies for recycling.



Tim Roux,
Stores Services Manager, Food Lion

"Food Lion continually looks at items to recycle and remove from our waste stream. Our largest program to date is the collection of plastic film and cardboard from shipping products to stores. The plastic and cardboard is collected by store associates and delivered to our distribution centers on back hauls. This program removed 128 000 tons of material from our waste stream."





Providing boxes and reusable bags at Super Indo



-3%
non-reusable carrier bags

Mega Image also ran campaigns to promote environmental awareness, including a 'Green Week' event to inform and educate its own associates. They were encouraged to bring used paper from their own homes so it could be donated to a recycling center. The outcome of the week was a 'Green Decalogue' consisting of the ten best 'green' commands - for better use of resources and protection of the environment - proposed by associates, and that now have to be respected by all of them.

Food waste recycling
Hannaford extended its food waste recycling in 2009, with programs to collect food waste for composting now at 30 stores. The future of composting at Hannaford includes adding 20 additional stores to the program in 2010. In addition, approximately 35% of the stores donate food waste to farmers to use for livestock feed. Delhaize Belgium continues to collect food waste from stores to send to a biomethanization (anaerobic digestion) plant.

Electronic waste recycling
At Group level, measures are in place to reduce electronic waste (e-waste) and ensure it is properly disposed of, which is particularly important as we upgrade many of our systems to energy-saving new technologies. We have implemented standards at Hannaford facilities to ensure that redundant cabling and old computers are recycled or reused. Delhaize Belgium is working with a recycling firm to handle all old IT devices -

computers, printers, scanners, servers and network equipment.

Construction waste recycling
The success from recycling construction waste at its LEED - certified store (see p.64) led Hannaford to implement a construction waste recycling policy for all construction projects.

Sweetbay recycled 81% of the construction waste from its Tarpon Springs store, diverting wood, metals, plastic packaging and concrete from the waste stream.

During 2009, Sweetbay opened three new stores, and in two of them it reused a large amount of equipment from stores it closed, rather than purchasing newly manufactured equipment. Rough calculations show that in the first store that opened, approximately 73% of the equipment was reused, and in the second store, approximately 57% was reused.

Customer recycling

Helping customers to recycle
Alfa Beta won the 'Best Retail CSR Strategy Award' – and wide media coverage - for its inventive 'Mobile Recycling Center,' a bus that visits towns in Greece promoting the benefits of recycling. Members of the public were offered discount vouchers at Alfa Beta stores in return for recycling items at the stores – including batteries and lightbulbs. Alfa Beta will continue this program in 2010 and will also add six new fixed recycling centers, bringing the total to 50.

Mega Image continued the collection program in its stores to recycle used batteries. Hannaford improved its can and bottle recycling program in New York stores through a partnership with a recycling company. The new system allows customers to recycle either by using reverse vending machines or by dropping their uniquely tagged and bagged cans and bottles off, similar to the 'Clynk Drop and Go' system in Maine stores. Hannaford will put the new system into 18 more stores during 2010. These complement Hannaford's 20 'Clynk Drop and Go' facilities, which are also planned to double to 40 in 2010.

Delhaize Belgium continued their participation in a range of actions to recycle waste from customers, through its membership in various recycling organizations to encourage collection of household packaging, cooking oil, and batteries.

Carrier bags
All our operating companies sell and promote reusable bags as part of our approach to decrease single-use bags, and each has found its own particular approach.

> **Delhaize Belgium** replaced its basic reusable bag with a new version, based on 80% recycled materials. It also introduced one made of organic and fairtrade cotton and the 'little big bag' – which folds away to a tiny pouch or opens up so it can be worn over the shoulders to provide plenty of carrying-capacity and hands-free shopping.

> **Alfa Beta** introduced new reusable bags with catchy designs.

> **Mega Image** switched to biodegradable plastic for its standard bags alongside its reusable bags.

> **Super Indo** continued its Lindungi Lingkungan Kita (Save Our Environment) program to provide boxes and reusable bags instead of plastic bags, with an incentive to customers to participate. It also introduced a degradable bag with a major launch campaign.

> **Food Lion** introduced a 'Gray is Green' bag (made from recycled plastic) in its new Columbia South Carolina store.

> **Hannaford** ran a pilot program in three stores to dramatically decrease the use of disposable bags, and collaborated with the state government and non-governmental organizations in Maine in the 'Got Your Bag' campaign to increase reusable bag use in the state.

> **Sweetbay** promoted reusable bags in its new 'green store' in Tarpon Springs by bagging every customer's groceries in the bags during the grand opening weekend (approximately 10 000 bags).

Between 2008 and 2009, we reduced the number of non-reusable carrier bags by 3%. We also reduced the average number of non-reusable carrier bags per transaction from 2.8 to 2.6.

Sustainable packaging

There is a challenge for even the best-intentioned environmentalist in this area. Packaging is needed for many reasons: safe delivery and storage of products, providing information, and presenting them in portions suitable for household consumption. But inevitably, packaging has some impact on the environment – and can generate a negative image for the sector. Delhaize Belgium trains its buyers to search for more environmentally friendly packaging, and makes changes to its products to reduce packaging. For instance, it will insist on its private brand suppliers providing only concentrated detergents by 2011; and it has introduced cereals with no box, and eliminated the tray from some prepared sandwich packaging.

Food Lion introduced the 'Eco-Air' bottle, with a much lower resin content in its manufacture.

At Hannaford and Sweetbay, a 2009 review of packaging applied directly in their stores led to changes in 50% of the packages. Changes resulted in reduced packaging, switches to more recyclable materials, and incorporation of recycled content. Not only did they provide more sustainable packaging, but they added over USD 700 000 annually to the bottom line.

Innovation

When customers are given the opportunity to recycle, they often jump at the chance. In Greece, Alfa Beta started a small pilot program last year to help customers get rid of their used cooking oil without throwing it away – since one liter of discarded cooking oil can pollute millions of gallons of water. Alfa Beta installed tanks at two stores, and contracted with a recycling firm to take the oil away for conversion into biodiesel. Without any promotion, the scheme rapidly acquired fame and favor among the public, so that it is now being extended to 32 stores.



Katarina Gouma,
Marketing & Communications Manager, Alfa Beta

"Alfa Beta's emphasis on recycling started in the early seventies with installing paper pressing machines in all our stores. In 2009, the 'Mobile Recycling Center' and the cooking oil recycling project were both rewarded for their innovation. I'm proud to work for a company that truly cares for the environment. It is written in the company's DNA."

appendices

CR governance

Over the last three years, we have built a governance structure across the Group to effectively ensure that responsible practices are consistent throughout our companies. Our structure consists of a mix of teams of associates from around our business who collaborate to set and meet goals plus a core staff of CR experts to advise and guide our work.

› Steering Committee Members, 2009

Vassilis Stavrou	Alfa Beta	Executive Director Human Resources
Denis Knoops	Delhaize Belgium	Senior Vice President Business & Concept Development & New Business Opportunities
Baudouin van der Straten Waillet[1]	Delhaize Group	Vice President Public Affairs & Chief Assistant to the CEO (Committee Member until September 2009)
Catherine Alexandre[1]	Delhaize Group	Vice President Internal & Corporate Responsibility Communications
Guy Elewaut	Delhaize Group	Senior Vice President Strategy & External Communications
Robert Canipe	Food Lion	Senior Vice President Corporate Development & Corporate Responsibility
Teross Young[1]	Food Lion	Vice President Government Relations
Art Aleshire[1]	Hannaford	Senior Vice President Corporate Development
Mark Doiron[1]	Hannaford	Executive Vice President
Ileana Stanciulescu Alexandru	Mega Image	Human Resources & Legal Director
Melanie Wibowo Dharmosetio[1]	Super Indo	Vice President for Corporate, Organizational Development & Human Resources

(1) Not featured in photo



A leadership-level CR Steering Committee monitors progress against our goals across the Group and recommends CR strategy and direction to Delhaize Group's Executive Committee. The Steering Committee, formed in 2008, consists of senior leaders from the operating companies and from Delhaize Corporate. A member of the Executive Committee has responsibility for CR and serves as liaison with the Steering Committee. This position was filled by Michael Waller (Executive Vice President, General Counsel, and General Secretary for Delhaize Group) through September 2009, when the responsibility transferred to Nicolas Hollanders (Executive Vice President of Human Resources and Organizational Development).

To implement the goals from our CR strategy and share best practices across the Group, there are cross-company Synergy Teams working on each strategic focus area: health and wellness of products, food safety, responsible sourcing, associate health and wellness, associate development, and climate change. These teams are made up of functional experts from each operating company, with one member serving as the team leader. The teams monitor progress in all companies against our goals and report progress to the Steering Committee at least four times per year.

In addition to the Steering Committee and Synergy Teams, we have associates at the operating companies and the Corporate level who manage CR projects. At the Group level, we have a CR Director, CR Manager, and a CR Analyst. Each operating company has at least one associate working in CR.

For more information on the Group's Corporate Governance, please refer to our 2009 Annual Report, or to **www.delhaizegroup.com**

› Synergy Team Leaders, 2009

Team	Leader	Operating Company	Title
Product Health and Wellness	Jean van de Put (until September 2009)	Delhaize Belgium	Director Quality & Food Safety
	Julie Greene (co-leader since September 2009)	Hannaford	Director Healthy Living
	Dionysis Dionysopoulos (co-leader since September 2009)	Alfa Beta	Quality Assurance Manager
Food Safety	James Ball	Food Lion	Director Retail Services
Responsible Sourcing	Tod Pepin	Hannaford	Senior Vice President Merchandising
Associate Health and Wellness	Alan Cardinal	Hannaford	Vice President Compensation and Associate Wellness
	Ellie Udeh	Hannaford	Manager Wellness Initiatives
Associate Development	Philippe de Bock	Delhaize Group	Vice President Recruitment, Executive Development & Talent Management
Climate Change	Kyle Mitchell (until December 2009)	Food Lion	Vice President Store Development
	Harrison Horning (since December 2009)	Hannaford	Director Facilities & Energy

› Delhaize Corporate CR Team Members



Megan Hellstedt,
CR Director



Roeline Ham,
CR Manager through September 2009



Stéphanie Friebel,
CR Analyst



Ben Davies,
CR Manager starting February 2010

› Operating Company CR Managers



Scott Hollar,
Food Lion



George Parmenter,
Hannaford



Chasity Scoggins,
Sweetbay



Katrien Verbeke,
Delhaize Belgium



Raluca Pavel,
Mega Image



Alexia Machera,
Alfa Beta



Gibthi Ihda Suryani,
Super Indo

our partners

While we continue to strengthen our CR governance internally, we also develop our partnerships with expert organizations and industry associations. We strongly believe that continuing our own education, sharing best practices, and encouraging synergies are key to addressing CR challenges within our Company and across our industry.

Below, you'll find a list of the main organizations we worked with in 2009, as a member or a partner at global and/or regional levels.

› Memberships

› Business for Social Responsibility – BSR	› www.bsr.org
› Business Social Compliance Initiative – BSCI	› www.bsci–eu.org
› Consumer Goods Forum – CGF	› www.theconsumergoodsforum.com
› Global Food Safety Initiative – GFSI	› www.mygfsi.com
› Global Packaging Project – GPP	
› Global Social Compliance Program – GSCP	› www.gscpnet.com
› European Alcohol and Health Forum	› //ec.europa.eu/health/ph_determinants/ life_style/alcohol/Forum/alcohol_forum_en.htm
› EuroCommerce	› www.eurocommerce.be
› European Retail Roundtable – ERRT	› www.errt.org
› Food Marketing Institute – FMI	› www.fmi.org
› Sustainability Task Force	› www.fmi.org/sustainability/
› Sustainable Seafood Working Group	› www.fmi.org/sustainability/?fuseaction=seafood
› GlobalGAP	› www.globalgap.org
› U.S. Green Building Council - USGBC	› www.usgbc.org

› Partnerships

› King Baudouin Foundation	› www.kbs-frb.be
› Gulf of Maine Research Institute – GMRI	› www.gmri.org
› U.S. Environmental Protection Agency - EPA	› www.epa.gov
› EnergyStar	› www.energystar.gov
› GreenChill Advanced Partnership	› www.epa.gov/greenchill/
› SmartWay Transport Partnership	› www.epa.gov/smartway/
› UTZ Certified	› www.utzcertified.org
› World Wild Fund For Nature – WWF	› www.worldwildlife.org

ethics and compliance

Delhaize Group is committed to setting high standards for good corporate governance and operating with integrity. Our commitment to perform with integrity is a non-negotiable expectation of behavior for all our associates. This expectation is backed by a culture of compliance that strives to enable transparency and provides direction on how to make the shared commitment to integrity actionable. Nevertheless, the complexities of doing business as a global Company with changing and variable legal and regulatory policy requirements make compliance an ever-evolving journey.

At Delhaize Group, we describe the purpose of our 'Compliance and Ethics' program as encouraging and enabling all of our associates to conduct our business 'the right way, every day.'

Delhaize Group Compliance and Ethics Charter

A Charter has been established and applies to all of Delhaize Group's operating companies. By issuing the Charter, Delhaize Group's Executive Committee and the CEO provide a clear mandate to manage compliance risks. The Charter requires the establishment and maintenance of a compliance and ethics management program and a compliance management function (Compliance Managers and those fulfilling compliance responsibilities) and describes the roles and responsibilities for compliance and ethics management for all of Delhaize Group's operating companies.

Code of Business Conduct and Ethics

In early 2010, Delhaize Group's Code of Business Conduct and Ethics will be revised to provide one common set of rules that more fully incorporates our shared Delhaize Group vision and values into a user-friendly format while satisfying the legal obligations imposed by U.S. and Belgian law. The revised code will also provide a common training platform that can be leveraged across Delhaize Group, resulting in a more efficient use of resources. A compliance training course will complement the new code.

Ethical culture survey

To obtain clear results on whether the steps taken under our Compliance and Ethics Program are bringing about changes in the Company's compliance culture, we will begin implementing a worldwide ethical culture survey. This survey will enable us to visibly demonstrate changes in the knowledge level and attitudes of our employees and we will be able to benchmark ourselves externally against other retail companies and high performing companies.

GRI cross-reference table

This index is based on the Global Reporting Initiative (GRI) Standard Disclosures and Reporting Principles, version 3 (G3). To communicate to what extent the G3 Guidelines have been utilized in a sustainability report, GRI publishes "Application Levels." There are three levels (A, B and C), intended to provide a pathway for continuous report improvement. This is the first time our CR Report achieves a GRI Application Level:
C (self-declared).
Full information on Application Levels and G3 guidelines can be found at www.globalreporting.org

GRI reference		Disclosure	Page
» PROFILE			
VISION AND STRATEGY			
1.1	CEO and Chairman's statement	full	2-3
1.2	Key impacts, risks, and opportunities	full	4-5, 14, 22, 28, 36, 42, 50, 56, 66
ORGANIZATIONAL PROFILE			
2.1	Name of the organization	full	FF
2.2	Primary brands	full	FF
2.3	Operational structure	full	FF
2.4	Location of headquarters	full	FF, BC
2.5	Countries of operation	full	FF
2.6	Nature of ownership and legal form	full	FF
2.7	Markets served	full	FF
2.8	Scale of the organization	full	FF, AR
2.9	Significant changes in operation	n/a	-
2.10	Awards received	full	15, 23, 29, 37, 42, 57, 66
REPORT PARAMETERS			
3.1	Reporting period	full	FF
3.2	Date of most recent previous report	full	FF
3.3	Reporting cycle	full	FF
3.4	Feedback	full	FF
3.5	Defining content	full	FF
3.6	Boundary of the report	full	FF
3.7	Limitations on report scope	full	FF
3.8	Subsidiaries	full	FF
3.9	Data measurement techniques	full	80-81
3.10	Restatements	n/a	-
3.11	Significant changes in scope and methods	full	80-81
3.12	GRI content index	full	76-77
3.13	Assurance statement	full	84
GOVERNANCE, COMMITMENTS AND ENGAGEMENTS			
4.1	Governance structure	full	AR
4.2	Chair/Executive Officer status	full	AR
4.3	Board structure	full	AR
4.4	Board: mechanisms for feedback	full	AR
4.5	Remuneration linkage	full	AR
4.6	Conflicts of interest	full	AR
4.7	Board: qualifications and expertise	full	AR
4.8	Code of ethics	full	AR
4.9	Board: oversight of performance	partial	AR
4.10	Board: evaluating own performance	full	AR
COMMITMENTS TO EXTERNAL INITIATIVES			
4.11	Precautionary principles	none	-
4.12	External charters or initiatives endorsed	partial	30
4.13	Memberships in industry associations	full	74
STAKEHOLDER ENGAGEMENT			
4.14	List of stakeholders	full	6-7
4.15	Identification and selection of stakeholders	full	6-7
4.16	Approaches to stakeholder engagement	partial	6-7
4.17	Key topics and concerns through engagement	partial	6-7

GRI reference		Disclosure	Page

≫ MANAGEMENT APPROACH AND PERFORMANCE INDICATORS

ECONOMIC PERFORMANCE

EC1	Economic profile	full	FF, BC, AR
EC6	Local suppliers: practices and spending	full	32
Management approach, EC2-EC5, EC7 –EC9		none	-

ENVIRONMENTAL PERFORMANCE

Management approach		full	56, 66, 72-73
EN3, EN5, EN6	Energy usage	full	56-63
EN8	Water consumption	full	82
EN16	Greenhouse gas emissions by weight	partial	56-59, 83
EN18	Reduction of greenhouse gas emissions	full	56-59, 83
EN22	Waste	full	66-69, 83
EN26	Environmental impacts of products and services	partial	30-32
EN29	Environmental impacts of transporting products	full	62, 83
EN1-EN2, EN4, EN7		n/a	-
EN9-13, EN17, EN19-EN21, EN23-EN25, EN27, EN28, EN30		none	-

LABOR PRACTICES AND DECENT WORK PERFORMANCE

Management approach		full	36, 43, 72, 73
LA1	Employment data	full	FF, AR, 82
LA2	Employee turnover	full	43, 82
LA7	Occupational health and safety indicators	full	37, 82
LA8	Prevention regarding serious diseases	full	36-41
LA10	Average hours of training per associate	full	43, 82
LA11	Skills management and lifelong learning	partial	44-45
LA12	Performance and career development reviews	full	43, 45, 82
LA13	Workforce diversity	full	47, 82
LA3-LA6, LA9, LA12, LA14		none	-

HUMAN RIGHTS PERFORMANCE

Management approach, HR1-HR9		none	

SOCIETY PERFORMANCE

Management approach		partial	50, 75
S05	Public policy positions	partial	Code of Business Conduct and Ethics
SO1-SO4, SO6-SO9		none	

PRODUCT RESPONSIBILITY PERFORMANCE

Management approach		partial	14, 22, 28, 72-73
PR1	Customer product safety assessments	full	22-27
PR2	Non-compliance	partial	23, 82
PR3	Product information requirements	full	17-18
PR4-9	-	none	-

AR: Annual Report
FF: Front Flap
BC: Back Cover
N/A: Not Applicable

glossary

› **Affiliated Store** – A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.

› **Biodegradable Bags** – Bags made from plastics derived from renewable resources that decompose when exposed to biological agents (such as bacteria).

› **Biomethanization (anaerobic digestion) plant** – Biomethanization or biogasification refers to the decomposition of biomass into methane (hydrocarbon gas, main constituent of natural gas) by anaerobic (not dependent on oxygen) bacteria. Biomethanization plants combine waste management with renewable energy production.

› **Carbon Footprint** – A measurement of the amount of greenhouse gases produced, measured in equivalent units of carbon dioxide (CO_2), for a given activity or process.

› **CFC** – Chlorofluorocarbons are chemical products formerly used widely in industry, particularly as refrigerants and cleaning solvents. Their manufacture is being phased out due to their contributions to ozone depletion.

› **HCFC** – Hydrochlorofluorocarbons are a type of CFCs, which also have a damaging effect on the ozone layer.

› **HFC** – Hydrofluorocarbons are non-ozone depleting alternatives to CFCs and HCFCs.

› **Cold Chain** – A temperature-controlled supply chain. An unbroken cold chain is an uninterrupted series of storage and distribution activities which maintain a given temperature range.

› **Energy Star®** – Energy Star is a joint program of the U.S. Environmental Protection Agency (EPA) and the U.S. Department of Energy that identifies, promotes, and provides a label for energy efficient products, buildings, and practices.

› **EPA** – The Environmental Protection Agency is a U.S. Federal Agency. Its mission is to protect human health and the environment.

› **Fair Trade** – Fair Trade is an alternative approach to conventional trade and is based on a partnership between producers and consumers. Fair trade offers disadvantaged producers a better deal and improved terms of trade. Products carrying the Fair Trade mark have met Fair trade standards. (for more information, please see www.fairtrade.net)

› **Farm to Fork** – Integrated approach to food safety that aims to assure a high level of food safety, animal health, animal welfare and plant health through coherent farm-to-table measures and adequate monitoring.

› **GDA** – Guideline Daily Amount guidelines provide the approximate amount of calories, fat, saturated fat, carbohydrate, total sugars, protein, fiber, salt and sodium required for a balanced diet. GDAs are designed to help consumers make sense of the nutrition information provided on food labels.

› **GFSI** – The Global Food Safety Initiative is part of the Consumer Goods Forum. It is a collaboration between some of the world's leading food safety experts from retail, manufacturing and food service companies, as well as service providers associated with the food supply chain. Its mission is the continuous improvement in food safety management systems to ensure confidence in the delivery of safe food to consumers worldwide.

› **GlobalGap** – GlobalGap is a private sector body that sets voluntary standards for the certification of agricultural products around the globe. The aim is to establish a single standard for Good Agricultural Practice (G.A.P.) with different product applications capable of fitting to the whole of global agriculture. The GlobalGap pre-farm-gate standard covers the process of the certified product from farm inputs to all the farming activities until the product leaves the farm. GlobalGap is a business-to-business label and is therefore not directly visible to consumers.

› **Greenhouse Gases (GHG)** – Gases that when accumulated in the atmosphere in sufficient quantity can have an effect on the earth's temperature regulating processes.

Industrially produced greenhouse gases add to the natural greenhouse gases in the atmosphere. GHGs are measured in terms of carbon dioxide equivalent (CO_2e).

› **Greenhouse Gas Protocol** – The Greenhouse Gas Protocol (GHG Protocol) is a widely used international accounting tool by government and business organizations to understand, quantify, and manage greenhouse gas emissions. The Protocol uses the term 'scope' to distinguish between different greenhouse gas emissions sources. There are three categories: Scope 1, Scope 2, and Scope 3. Each scope is defined in the 'data and definition' section of this Report. The GHG Protocol was initiated by the World Resources Institute and the World Business Council for Sustainable Development.

› **GRI** – The Global Reporting Initiative is a multistakeholder network that pioneered the development of a widely used sustainability reporting framework (Sustainability Reporting Guidelines) that sets out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance.

› **GWP** – The Global Warming Potential measures how much a given mass of greenhouse gas is estimated to contribute to global warming. It is a relative scale which compares the gas in question to that of the same mass of carbon dioxide (whose GWP is by convention equal to 1).

› **Halal** – Halal (Arabic for 'lawful' or 'permitted') designates any object or action which is permissible to use or engage in, according to Islamic law. The term is used to designate food products, meat products, cosmetics, personal care products, pharmaceuticals, food ingredients, and food contact materials seen as permissible according to Islamic law.

› **ISO 9001 Certification** – ISO 9000 is a family of standards maintained by the International Organization for Standardization (ISO) that represents an international consensus on good quality management practices.

ISO 9001 is the standard in this series that provides a set of requirements for a quality management system and is the only standard in the family against which organizations can be certified.

❯ **ISO 22000 Certification** – ISO 22000 is a standard maintained by the International Organization for Standardization (ISO) that defines the requirements of a food safety management system covering all organizations in the food chain from "farm to fork".

❯ **HACCP** – Hazard Analysis of Critical Control Points is a risk management tool recognized internationally for use in the proactive management of food safety issues. This tool provides risk based systems to monitor and manage food safety at key points along the supply chain, from production to distribution, in-store handling and displays.

❯ **LED Lighting** – Light-Emitting Diodes are electronic components that emit visible light powered by electricity. LED lighting presents many advantages over traditional light bulbs including lower energy consumption, longer lifetime, improved robustness, smaller size and faster switching. However, they are relatively expensive and require more precise current and heat management than traditional light sources.

❯ **LEED®** – The Leadership in Energy and Environmental Design rating system is a third-party certification program for the design, construction and operation of high performance green buildings, developed and managed by the U.S. Green Building Council (USGBC). It encourages and accelerates the adoption of sustainable green building and development practices through the creation and implementation of universally understood and accepted tools and performance criteria. (www.usgbc.org)

❯ **Materiality** – The process of identifying a company's most significant economic, environmental, and social impacts by ranking them in accordance with criteria both external and internal to the company. Information and indicators in a CR report should cover a company's most material impacts.

❯ **MSC** – The Marine Stewardship Council is a global, non-profit organization whose role is to recognize, via a certification program, well managed fisheries and to harness consumer preference for seafood products bearing the MSC label of approval.

❯ **National Brand** – A national brand is a brand which is distributed throughout a nation. Some national brands are also sold on an international scale, in addition to being widely available in their home nations. This is in contrast with private brands and regional or local brands, which are only available from certain sellers and only sold in certain regions. National brands are usually owned and promoted by large manufacturers.

❯ **Organic Farming** – Farming methods that are intended to reduce the impact of agricultural production on the natural environment by forgoing the use of pesticides, herbicides, and antibiotics and employing practices that enhance biological cycles and soil biological activity.

❯ **Ozone Depleting Substances** – Substances that weaken the ozone layer (making it thinner and causing a "hole" at the polar regions) that protects the planet from harmful ultra violet sunlight. CFCs and HCFCs (typical refrigerants) are ozone depleting substances.

❯ **Polyphenols** – Polyphenols are a large family of natural compounds widely distributed in plant-based foods, such as tea, coffee, wine, cocoa, cereal grains, soy, fruits and berries. Polyphenols contribute to the beneficial health effects of vegetables and fruit. Their contribution to the antioxidant capacity of the human diet is much larger than that of vitamins.

❯ **Private Brand Product** – Refers to a product that is labeled with the retailers' name or with a brand name created exclusively by the retailer, but is manufactured or provided by supplier companies.

❯ **Rainforest Alliance Certification** – The Rainforest Alliance certification is a comprehensive process that promotes and guarantees improvements in agriculture and forestry. Its independent seal of approval ensures that goods were produced in compliance with strict guidelines protecting the environment, wildlife, workers and local communities.

❯ **Renewable Energy** – The production of energy based on the use of resources that are regularly renewed through natural processes; these resources include solar, wind, biomass, hydrogen, geothermal, ocean, and hydropower.

❯ **Sustainable Agriculture** – An integrated system of agricultural production that protects and conserves the environment, provides a fair economic return to farmers, and contributes to the prosperity, social cohesion, and quality of life of local communities.

❯ **Trans Fats** – A type of unsaturated fat with hydrogen atoms across from each other (in trans position). Trans fats are mainly created through an industrial process called "hardening": liquid oils are altered to more solid fats by adding hydrogen atoms, making them more stable and extending their shelf-life. The consumption of trans fats increases the risk of coronary heart disease by raising levels of cholesterol in the bloodstream.

❯ **UTZ Certified** – UTZ Certified is one of the largest coffee certification programs in the world. It provides independent assurance of responsible coffee production and sourcing.

data and definitions

This is our third CR Report and the first in which we are able to compare our data over two years. Disclosing and analyzing trends was possible for many indicators, due to establishing common data systems and definitions across the Group. We took steps in 2009 to improve the accuracy of our data collection and consolidation, a process that will continue in 2010.

This section describes our data methodology and steps taken towards data assurance.

Data systems
> Local data collection and Group consolidation are managed via a professional web-based data collection software and database, Enablon. The system facilitates the collection process, and supports data consistency and consolidation.
> Our carbon footprint measurement is supported by Environmental Resources Management (ERM), an international provider of environmental consulting services. ERM collected and consolidated all the energy data and refrigerant usage from our operating companies, then calculated the footprint (see below for methodology).

Scope and consolidation

Geographic scope
> Group data has been expanded to all operating companies when available. Group consolidated data might, however, exclude specific operating companies due to data unavailability (specifically noted in data tables where applicable);
> U.S. data includes all our U.S. operating companies, unless specified otherwise;
> European operating companies' data includes data from Delhaize Belgium, Alfa Beta, and Mega Image, unless otherwise specified.

Operational scope
> Company-operated stores only (most CR data from affiliated stores are not tracked)
> Distribution centers
> Office buildings
> Products transportation and associates travel (owned and third party trucks and vehicles)

Carbon footprint methodology and data scope
ERM's methodology follows the guidelines of the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol Scope 1 and Scope 2.
> **Scope 1** (direct GHG emissions): These emissions occur due to fuel combustion in activities that the Group directly controls.
> **Scope 2** (electricity indirect GHG emissions): accounts for GHG emissions from the generation of purchased electricity consumed by the company. They are not strictly "direct" emissions in that they arise from third party installations but would normally be attributed to the Group's operations as the end user of the electricity.

ERM's methodology uses the latest emission factors for countries and fuel types from the Intergovernmental Panel for Climate Change (IPCC) and the International Energy Agency (IEA).

Our 2009 data more fully and strictly complies with the Scopes 1 and 2:
> The Group's total CO_2e emissions and energy figures include all energy and related emissions data as defined by the scope above, including data from facilities that closed or opened during 2009. In 2009, some data was unavailable for 51 of our facilities.
> We expanded our data collection slightly to include associates business travel (by car and commercial planes) while in 2008 only private flights on company-owned jets were included. Fuel consumption from associate travel was not available for all forms of transportation in all operating companies.
> We adjusted the data to exclude (where possible) transportation of products to affiliated stores, as that falls under Scope 3 of the GHG Protocol.

In 2010, we will continue to improve our data collection process and to fill data gaps associated with Scope 1 and 2 emissions, while also evaluating the possibility of including some Scope 3 emissions. Scope 3 defined by the GHG Protocol accounts for all the remaining emissions that result from our activities, ranging from products transportation to affiliated stores to emissions from our supply chain.

Baseline and data trends
We used 2008 as our baseline for comparison with our 2009 performance. Data tables with trends are available in each chapter's introduction and summarized in the 'data summary' section on p.82-83.

As we are still at the early stage of our CR data tracking at Group level, drawing trends between 2008 and 2009 was not always possible or was made difficult due to indicators' corrections or changes in scopes and methodologies. Details on those changes are footnoted and comments on trends are added where relevant.

Part of our work in 2009 to improve data credibility included a review of the indicators to make sure they are relevant to our strategy and our stakeholders.
> We decided not to continue year-over-year reporting of a certain number of indicators, including: food safety store audits, products quality testing, full-time associates' retention rate and water consumption per gross area.
> We were not able to report food safety training data in 2009 that accurately reflects our performance. We are currently working on defining the best indicator to track training data.
> We added new indicators, primarily on renewable energy and refrigerants.

While we value consistency in our reporting, we will continue to assess the best indicators for disclosure and to strengthen the methodology behind them.

Towards data verification

In 2009, we worked with our internal audit department as a further step towards data verification. We developed a data collection and verification guidance document based on the Global Reporting Initiative (GRI) guidelines. The audit team reviewed implementation of the guidance for a certain number of indicators during our 2009 data collection. We will use their recommendations and continue to work closely together to further improve our systems and data verifiability.

Definitions and calculations

To support data consolidation, we adopt common definitions of CR indicators across the Group. Below are notes on specific definitions to add to context given in the Report text.

Absenteeism rate

Number of hours lost for absenteeism on total number of hours scheduled to be worked by our associates. Absenteeism includes an associate absent from work because of incapacity of any kind, not just as a result of work-related accident or disease. Specifications:
> Excludes leave absences such as holidays, study, maternity/paternity leave and compassionate leave;
> Includes absence because of illness or accidents;
> Includes unjustified absence.

Our definition is based on the European Work Council.

Accident severity rate

Number of days lost due to accidents per 1 000 hours worked. The number of days are days scheduled to be worked according to each associate's schedule. An accident is a non-fatal or fatal injury arising in the course of work or on the way from home to work and from work to home. Our formula is based on the Global Reporting Initiative (GRI) guidelines.

CO_2 emissions / CO_2 equivalent (CO_2e)

CO_2 emissions data reported stand for a calculated CO_2 equivalent: actual CO_2 emitted plus equivalent emissions from other greenhouse gases.

Ethnic minorities

Racial and ethnic categories are reported as defined by the United States Census Bureau: Asian, Hispanic or Latino, Native American, African American, Native Hawaiian and Pacific Island.

Food

All edible products we sell (excludes non-edible grocery items).

Normalization per sales area

CO_2 emissions, energy and water absolute data cover all our facilities – including the ones that opened or closed during the reporting year. To normalize those, we divide the absolute emissions or consumption by the sales area (square meters) of our stores in operation on December 31st.

Product testing for food safety

Food safety testing includes microbiological, physical and/or chemical analyses at distribution center and store level, based on the risk profile of a specific food – on top of suppliers' control and tests by public authorities - to assure the product is safe and in line with legislation and product requirements.

Retention rate

Measure of our ability to retain associates during the reporting year, in percentage of our total number of associates. Associate departures are considered, including both voluntary and non-voluntary departures.

Sales area / gross area

Sales area is the sum of the store areas where products are sold and services provided. The store gross area includes the sales area but also the storage, office, and preparation spaces. The sales areas used in the report are based on stores in operation on December 31st.

Tonnes / tons

Both writings are used in the text. "Tonnes" refer to metric tons (1 tonne = 1 000 kilograms or 2 200 pounds) and is used for Group-level consolidated figures. "Tons" refer to U.S. tons or short tons (1 ton = 2 000 pounds).

our data summary

› PRODUCTS

Health and wellness

		2008	2009	Comments
Group	% of total food sales from fresh products	38%[1]	43%[2]	Absolute fresh sales increased by 15%
	% of total food sales from organic products	1.5%[1]	1.5%[2]	Absolute sales of organic products increased by 3%
U.S. Operating Companies	% of total food sales from products that earned at least 1 Guiding Star	23%	24%	Absolute sales of starred products increased by 3.5%
	% of total private brand food sales from products that earned at least 1 Guiding Star	27%	26%	Absolute sales of private brand products with at least 1 star increased by 6%
European Operating Companies	% of private brand products with GDA labels	6%[3]	39%[3]	Significant increase of products with GDAs against a 100% goal by 2011

Food safety

		2008[1]	2009[1]	Comments
Group	Number of private brand food product recalls	172	227	This increase is partially linked to specific recall campaigns affecting multiple suppliers such as the peanuts recalls in the U.S. It is also linked to the increase of our number of private brand products offer
	Number of private brand food product recalls for food safety reasons (part of total recalls above)	38	79	
European Operating Companies	% of private brand food products tested for safety on total private brand food products (in addition to suppliers and public authorities testing)	30%	19%	Decrease in testing percentage is driven by two changes: 1. Delhaize Belgium reduced its sample of products for additional food safety testing in 2009 and relied more heavily on public authorities and suppliers testing as it focused its testing activity on products re-formulation for an increased nutritional value. 2. Each operating company increased its private brand offer

Responsible sourcing

		2008[1]	2009[1]	Comments
Group	Number of fair-trade certified products in total assortment	163	174	Our fair-trade products offer increased by approximately 7%, mainly driven by 18% increase at Food Lion
	% of cage-free eggs on total number of eggs products	26%	22%	Number of cage-free egg products remained even over the two years, but the number of egg products increased significantly at Food Lion and Alfa Beta
	Number of Marine Stewardship Council (MSC) certified products	23	54	Over the past two years, we more than doubled our number of MSC certified seafood products

› PEOPLE

Occupational health and safety

		2008	2009	Comments
Group	Accident severity rate, days lost per 1 000 hours worked	0.34[4]	0.26[5]	Number of days lost went down at Delhaize Belgium and Alfa Beta
European Operating Companies	Absenteeism rate	3.20%	3.90%	Overall increase of absenteeism hours The rate is calculated as follows: Absenteeism hours/ (hours worked + absenteeism hours)

Associate training

		2008[1]	2009[2]	Comments
Group	% of total associates who received an instructor-led training	na	41%[6]	During 2009, number of trained associates decreased slightly at Delhaize Belgium, Alfa Beta and Sweetbay but increased significantly at Mega Image and Hannaford In 2008, some data combined e-learning with instructor-led programs which inaccurately led to a higher percentage of associates trained by an instructor. The data reported in our 2008 CR Report is therefore not comparable to 2009
	Average number of instructor-led training hours per trained associate	na	23[6]	
	% of total associates who received an e-learning program	na	64%	E-learning data is driven by Food Lion where all associates received at least one e-learning class
	Average number of e-learning hours per trained associate	na	4	

Career development and associate satisfaction

		2008[1]	2009[2]	Comments
Group	% of total associates who received a performance review	63%	67%	Each operating company makes progress to provide performance reviews to all associates by 2012
	% of total managers positions filled internally	80%	79%	
	Total retention rate	67%	73%	

Diversity

		2008	2009	
Group	% of total associates who are part-time	54%[2]	54%[2]	
	% of total associates who are female	51%[2]	51%[2]	
	% of total associates over 50 years old	18%[1]	19%[2]	
	% of total associates below 30 years old	44%[1]	43%[2]	
U.S. Operating Companies	% of total associates from ethnic minorities	26%	25%	

Community involvement		2008[1]	2009[2]	Comments
Group	Products donated, thousand metric tonnes	15	18	Direct product donations from the Group to local charities. Increase in donations between 2008 and 2009 driven by Food Lion
	Cash and products in cash equivalent raised from customers, million EUR	na	11	Raised through fundraising and food drives in our stores
	Direct cash donations to charities, million EUR	5	4	Includes cash donations from our charitable foundations, sponsorships of community programs, and cash donations from store budgets
	% of direct cash donations on pre-tax profits	0.7%	0.6%	

› PLANET

Climate change CO_2 emissions		2008[2]	2009[7][2]	Comments
Group	Total carbon equivalent emissions, tonnes CO_2e	2 737 905	2 742 099	While our Company grew by 85 stores in 2009, our total emissions were essentially the same as 2008 due to reductions in energy usage in our existing facilities
	Total carbon equivalent emissions per m^2 sales area, tonnes CO_2e/m^2	0.617[8]	0.608	
	Store CO_2 emissions per selling square meters, tonnes CO_2e/m^2	0.530	0.531	Normalized store emissions were essentially the same from 2008 to 2009, with lower energy usage but higher emissions associated with the replacement of ozone-depleting refrigerants

Energy consumption – in our buildings		2008[2]	2009[2]	Comments
Group	Total energy consumption, GWh	3 766[9]	3 719	Electricity plus fossil fuel consumption
	Total energy consumption per m^2 sales area, kWh/m^2	849[8][9]	825	
	Store energy consumption per m^2 sales area, kWh/m^2	781[8][9]	762	Store energy consumption per m^2 of sales area declined by 2.9%

Energy consumption – in our logistics		2008[10]	2009[11]	Comments
Group	Total distance traveled by owned and by third party trucks, million km	176	167	Delhaize Belgium and Alfa Beta, heavily using third party trucks for deliveries, decreased third party trucks distance, by up to 42% at Alfa Beta
	Distance traveled by owned trucks, million km	116	116	Food Lion and Hannaford, heavily using owned trucks, decreased the travel distance of their owned trucks by 3% and 6% respectively. The inclusion of Super Indo and an increase of distance traveled by owned trucks at Sweetbay, Alfa Beta and Delhaize Belgium compensate the decrease
	Fuel consumed per 100 km by our owned trucks, liters/100km	40	40	

Renewable energy		2008	2009[2]	Comments
Group	Total renewable electricity consumed on site, GWh	na	264	Renewable electricity consists of renewable electricity used and produced on site as well as green electricity contracts.
	% renewable electricity on total electricity consumed	na	8%	
	Avoided grid electricity CO_2 emissions, tonnes CO_2e	na	69 767	Renewable electricity data is driven by Delhaize Belgium's sourcing of renewable electricity from AlpEnergie.

Refrigerants		2008[2]	2009[2]	Comments
Group	% of stores that use ozone-friendly substances in central refrigeration systems with greater than 23 kg charge	na	21%	In 2009, we refined our data collection methodology for a more accurate indicator; 2008 data is therefore not comparable
	% of ozone friendly refrigerants used on total refrigerants used	na	38%	
	Mass refrigerant leakage per m^2 sales area, g/m^2	79	81	Leakages increased mainly due to the large number of switches to ozone-friendly refrigerants in our U.S. stores
	Emissions from refrigerants per m^2 sales area, kg CO_2e/m^2	154	162	Carbon equivalent emissions from refrigerants were higher in 2009 due to an increase in leakages and switching to ozone-friendly refrigerants that have higher Global Warming Potential (GWP)

Waste and recycling		2008[12]	2009[12]	
Group	Total amount of waste generated, metric tonnes	431 676	436 062	
	% of waste recycled	51	51	

Carrier bags		2008[1][13]	2009[2]	Comments
Group	Number of non-reusable carrier bags distributed, in millions	2 446	2 378	Promotion of reusable bags continues to decrease our use of non-reusable plastic and paper bags
	Average number of non-reusable carrier bags distributed per transaction	2.8	2.6	

Water consumption		2008[1]	2009[1]	
Group	Total water consumption, million m^3	3.640	3.494	
	Total water consumption per selling m^2, m^3/m^2	0.83	0.79	
	Store water consumption per selling m^2, m^3/m^2	0.7	0.7	

(1) Excludes Super Indo – data unavailable
(2) Includes Super Indo
(3) Excludes Mega Image – to avoid double counting as majority of Mega Image's private brand products are sourced from Belgium and Greece
(4) Excludes Super Indo and Sweetbay – data unavailable
(5) Includes Super Indo and Sweetbay
(6) In 2009, instructor-led training data was only available for 78% of the associates at Food Lion (includes store associates only, excludes Bloom and Bottom Dollar Food).
(7) Our carbon footprint calculation follows Scopes 1 and 2 of the GHG Protocol. In 2009, we expanded our data collection slightly to include associates business travel (by car and plane) while in 2008 only executive flights were included. The 2009 footprint was also adjusted to exclude (where possible) transportation to affiliated stores (part of Scope 3 under the GHG Protocol).

(8) The method for calculating the sales area changed in 2009 to consider the sales area of all stores open at the end of the year. In 2008, the sales area was based on stores that were open for the full year. The 2008 value has been updated to reflect this new approach.
(9) 2008 data corrected due to an error with the energy conversion factor for light fuel at a store (which resulted in an artificially high value). The error did not impact the carbon footprint calculations.
(10) Excludes Super Indo and Mega Image – data unavailable
(11) Includes Super Indo and Mega Image
(12) Excludes Alfa Beta, Mega Image, Super Indo – data unavailable
(13) 2008 data corrected after an error was found

independent review statement



Delhaize Group has invited Business for Social Responsibility (BSR) to conduct an independent review of its 2009 Corporate Responsibility (CR) Report. We see significant strengths and achievements in relation to Delhaize Group's CR Report journey, which are highlighted below. Additionally, we provide concrete recommendations on how Delhaize Group can improve its reporting going forward. It should be noted that our review neither verifies nor expresses an opinion on the accuracy, materiality, or completeness of information provided in this Report.

Significant strengths and achievements include:

> **Tone sets a platform for constructive dialogue with stakeholders** – Delhaize Group sets a strong overall CR strategic direction and provides consistent evidence of its willingness to perform in a more sustainable manner every day. Additionally, the company adopts an appropriately humble tone in admitting the complexity of the issues it faces, recognizing that there are not clear-cut solutions to every issue.

> **Transparency concerning efforts to engage with stakeholders** – a section in the Report dedicated to stakeholder engagement offers an interesting summary of the various ways the Delhaize Group has engaged at different levels with many of its stakeholders around the world.

> **Clarity about how Delhaize Group is focusing on the material issues defined in its initial CR strategy** – the clear and summarized Report sections, with case studies and examples, help confirm the materiality of each issue to the business.

> **Confirmation of improvements on CR performance in relation to material issues** – Delhaize Group provides greater consistency in the data it provides to confirm performance improvements, year on year. This is particularly evident in relation to the impact of its energy consumption efforts on overall environmental performance.

In future Reports, we encourage Delhaize Group to:

> **Include direct quotes from stakeholders on its material issues** – Delhaize Group may consider including stakeholder feedback directly in the Report, based on its engagement with individuals, in order to enhance stakeholder assurance of the company's CR performance.

> **Provide better linkages between Report sections** – the Report would be enhanced if issues in each section were connected. For example, efforts related to healthier eating through local sourcing may be leveraged to help realize the company's healthier planet strategy. Similarly, developing stronger food safety systems will improve the traceability of products, which supports and enables Delhaize Group in its responsible sourcing goals.

> **Define opportunities to better leverage corporate assets, relationships, and processes for greater impact on material CR issues** – at this level of maturity in its CR engagement, Delhaize Group must demonstrate its ability to go beyond its current efforts to positively impact its material CR issues. For example, the company can better define how it intends to enhance the CR practices of its supply chain partners, which will have a bearing on its overall environmental performance.

> **Articulate objectives for the longer term** – Delhaize Group benefits now from a good understanding of its material CR issues, as well as the challenges it faces. The articulation of key long term objectives will help direct efforts in order to reach a higher level of performance.

Through its 2009 CR Report, Delhaize Group has developed a solid effort in articulating its material CR issues, and how it is directing its efforts to achieve more sustainable impact, based on stakeholder engagement. In today's "Reset" world, Delhaize Group needs to continue to think about how, as a global food retailer, it can successfully embed sustainability into its management processes to drive financial success.

April 20, 2010

Farid Baddache
Director, Europe
Business for Social Responsibility

Company Information

Registered Office

Delhaize Group SA
rue Osseghemstraat 53
1080 Brussels
Belgium
Tel: +32 2 412 21 11 - Fax: +32 2 412 21 94

Company Support Office

Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel: +32 2 412 22 11 - Fax: +32 2 412 22 22

Publisher

C. Alexandre
Vice President Internal & Corporate Responsibility Communications
Square Marie Curie 40
1070 Brussels
Belgium

Credits

Concept, Design & Production:
www.chriscom.eu
Photos:
- U.S.: Patrick Schneider Photography, Sarah Whitford
- Belgium: Jean-Michel Byl, Pascal Broze.
Printed in Belgium by Snel

About the people included in the pictures in this Report

Most of the people portrayed in the pictures in this Corporate Responsibility Report are our associates or associates' family members.

CR contact – Website info

If you have any feedback or questions on this Report, please contact us at corporate-responsibility@delhaizegroup.com

About the paper used in this Report

Our Report is printed on Satimat Green coated paper, made out of 60% recycled fibers, 40% FSC virgin fibers. Vegetable-based ink and non-solvent adhesives are used. The printing plates and ink recipients are recycled. The waste paper is collected and then compressed and recycled by authorized bodies. The printer is FSC and PEFC certified. We strongly encourage the consultation of this Report via our corporate website www.delhaizegroup.com.



60% FSC www.fsc.org MIX From responsible sources FSC® C012447

Caution Concerning Forward-looking Statements

All statements that are included or incorporated by reference in this Corporate Responsibility Report or that are otherwise attributable to Delhaize Group or persons acting on behalf of Delhaize Group, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding programs to achieve goals for key performance indicators; meeting goals for key performance indicators; the expected benefits of achieving goals for key performance indicators; consumer demand for particular types of products or practices; future capital expenditures; efforts to control or reduce costs, improve buying practices and control shrink; contingent liabilities; future consumer spending; expected competition; and business strategy, are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "believe", "project", "target", "predict", "estimate", "forecast", "strategy", "may", "goal", "expect", "anticipate", "intend", "plan", "foresee", "likely", "will", "should" or other similar words or phrases. Although Delhaize Group believes such statements are based on reasonable assumptions, actual outcomes and results may differ materially from those projected. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Important factors that could cause actual results to differ materially from expectations of Delhaize Group include, but are not limited to, those factors described in this Report and in the Annual Report in the chapter entitled "Risk Factors" on p68 and under part I, item 3 of Delhaize Group's Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities And Exchange Commission on June 26, 2009. Delhaize Group undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, and disclaims any obligation to do so.



For more info, see also
www.delhaizegroup.com

